Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 13
DATED APRIL 5, 2010
TO THE PROSPECTUS DATED AUGUST 24, 2009
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 13 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated August 24, 2009, as previously supplemented by Supplement No. 12 dated March 8, 2010 (which superseded and replaced all prior supplements).  Unless otherwise defined in this Supplement No. 13, capitalized terms used herein have the same meanings as set forth in the prospectus.

The purposes of this Supplement No. 13 are as follows: to provide an update regarding the distributions declared for April 2010; to update our prior performance narrative and tables through December 31, 2009; to incorporate the relevant sections of our Annual Report on Form 10-K for the year ended December 31, 2009, including the sections captioned “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our consolidated financial statements as of and for the year ended December 31, 2009 and certain updates to our risk factors; and to provide an update on the status of our current public offering.

Prospectus Summary

The following updates the section of the prospectus captioned “Prospectus Summary  – Distribution Policy,” which begins on page 14, and all other similar discussions throughout the prospectus.

Distribution Policy

On March 10, 2010, our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on April 1, 2010 through the close of business on April 30, 2010.  Distributions will be equal to a daily amount equal to $0.00164384 which if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share.  Distributions declared during the month of April 2010 will be paid no later than May 7, 2010.

We will not use any of the net proceeds from the offering to fund these distributions.

We intend to continue paying distributions for future periods in the amounts and at times as determined by our board.  We anticipate that some or all of the monies needed to fund the distributions declared and payable for April will be funded from capital contributions that IREIC has advised us that it intends to fund if needed.  IREIC has not received, and will not receive, any additional shares of our common stock for making any of these contributions.  IREIC previously invested $200,000 at the time of our formation.  We will not use any of this initial $200,000 contribution to fund distributions.  There is no assurance that IREIC will continue to contribute monies to fund future distributions.  See also “Risk Factors – Risks Related to Our Business – The amount and timing of distributions may vary.  We may pay distributions from the proceeds generated by borrowings.”

RISK FACTORS

The following risk factor is inserted to the prospectus directly preceding the risk factor captioned “The costs of complying with environmental laws and other governmental laws and regulations may adversely affect us,” which begins on page 43 of the prospectus.

We may acquire properties in regions that are particularly susceptible to natural disasters.

We may acquire properties located in geographical areas, including Florida, that are regularly impacted by severe storms, hurricanes, and flooding.   In addition, according to some experts, global climate change could result in heightened hurricane activity in the Gulf of Mexico, thus further impacting these geographical areas.  Natural disasters in these areas may cause damage to our properties beyond the scope of our insurance coverage, thus requiring us to make substantial expenditures to repair these properties and resulting in a loss of revenues from these properties.  Any properties located near the coast will be exposed to more severe weather than properties located inland.  Elements such as salt water and humidity in these areas can increase or accelerate wear on the properties’ weatherproofing and mechanical, electrical and other systems, and cause mold issues over time. As a result, we may incur additional operating costs and expenditures for capital improvements at properties that we acquire in these areas.

The following supersedes and replaces the final sentence of the risk factor captioned “The costs of complying with environmental laws and other governmental laws and regulations may adversely affect us,” which begins on page 43 of the prospectus.

For example, various federal, regional and state laws and regulations have been implemented or are under consideration to mitigate the effects of climate change caused by greenhouse gas emissions.  Among other things, “green” building codes may seek to reduce emissions through the imposition of standards for design, construction materials, water and energy usage and efficiency, and waste management.  We are not aware of any such existing requirements that we believe will have a material impact on our current operations.  However, future requirements could increase the costs of maintaining or improving our existing properties or developing new properties.

The following supersedes the body of the risk factor captioned “We may acquire or finance properties with lock-out provisions, which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties,” which begins on page 51 of the prospectus.

The terms of any loan that we may enter into may preclude us from pre-paying the principal amount of the loan or could restrict us from selling or otherwise disposing of or refinancing properties. For example, lock-out provisions may prohibit us from reducing the outstanding indebtedness secured by any of our properties, refinancing this indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness secured by our properties. Lock-out provisions could impair our ability to take other actions during the lock-out period. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders.

Selected Financial Data

The following updates the discussion contained in the section of our prospectus captioned “Selected Financial Data,” which begins on page 63 of the prospectus.

The following table shows our selected financial data relating to our consolidated historical financial condition and results of operations.  Such selected data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus supplement.

	2009	2008

Total assets	$26,439,298	1,298,961

Mortgage payable	$-	-

Total income	$96,243	-

Total interest income	$3,036	-

Net loss applicable to common shares	$(296,933)	(69,574)

Net loss per common share, basic and diluted (a)	$(.81)	(3.48)

Distributions declared to common stockholders	$212,414	-

Distributions per weighted average common share (a)	$.15	-

Funds From Operations (b)	$(268,314)	(69,574)

Cash flows used in operating activities	$(341,922)	(34,429)

Cash flows used in investing activities	$(9,691,004)	-

Cash flows provided by financing activities	$25,369,336	434,227

Weighted average number of common shares outstanding, basic and diluted	367,888	20,000

(a)

The net loss per share basic and diluted is based upon the weighted average number of common shares outstanding for the year ended December 31, 2009 and the period from June 30, 2008 (inception) to December 31, 2008, respectively. The distributions per common share are based upon the weighted average number of common shares outstanding for the period from October 1, 2009 (the effective commencement of the declaration of distributions) to December 31, 2009.  Our distributions of our current and accumulated earnings and profits for federal income tax purposes are taxable to stockholders as ordinary income; however in 2009 we had a tax loss which resulted in distributions paid during that period being treated as a return of capital for tax purposes.  Distributions in excess of these earnings and profits generally are treated as a non-taxable reduction of the stockholder’s basis in the shares to the extent thereof, and thereafter as taxable gain for tax purposes. Distributions in excess of earnings and profits have the effect of deferring taxation of the amount of the distributions until the sale of the stockholder’s shares, only to the extent of a shareholder’s basis.  For the year ended December 31, 2009, $96,035 (or 100% of the distribution paid in 2009) represented a return of capital due to the tax loss in 2009.  No distributions were made in 2008.  In order to maintain our qualification as a REIT, we must make annual distributions to stockholders of at least 90% of our REIT taxable income, subject to certain adjustments, such as excluding net capital gains.  Under certain circumstances, we may be required to make distributions in excess of cash available for distribution in order to meet the REIT distribution requirements.

(b)

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations and other measures determined under U.S. generally accepted accounting principles or GAAP. Cash generated from operations is not equivalent to our net income from continuing operations also as determined under GAAP. Another measure reported due to certain unique operating characteristics of real estate companies, is known as “Funds from Operations, or “FFO” for short. The National Association of Real Estate Investment Trusts or NAREIT, an industry trade group, promulgates this measure which it believes more accurately reflects the operating performance of a REIT such as us.   As defined by NAREIT, FFO means net income computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization on real property and after adjustments for unconsolidated partnerships and joint ventures in which the company holds an interest.  FFO is not intended to be an alternative to  “Net Income” as an indicator of our performance nor to  “Cash Flows from Operating Activities” as determined by GAAP as a measure of our capacity to pay distributions. We believe that FFO is a better measure of our operating performance than net income reported under GAAP because FFO excludes non-cash items from GAAP net income.  This allows us to compare our property performance to our investment objectives.  Management uses the calculation of FFO for several reasons. We use FFO to compare our performance to that of other REITs.  Additionally, we use FFO in conjunction with our acquisition policy to determine investment capitalization strategy.  FFO is calculated as follows:

		Year ended December 31	Period from June 30, 2008 (inception) through December 31,
		2009	2008
	Net loss applicable to common shares	$(296,933)	(69,574)
Add:	Depreciation and amortization:
	Related to investment properties	28,619	-

	Funds from operations	$(268,314)	(69,574)

Prior Performance of IREIC Affiliates

The following updates the discussion contained in the section of our prospectus captioned “Prior Performance of IREIC Affiliates,” which begins on page 82 of the prospectus.

Prior Investment Programs

During the ten year period ending December 31, 2009, IREIC and its affiliates have sponsored three other REITs and eighty-six real estate exchange private placements, which altogether have raised more than $15.9 billion from over 361,000 investors in offerings for which Inland Securities has served as dealer manager. During that period, Inland Retail Real Estate Trust, Inc., Inland Western Retail Real Estate Trust, Inc. and Inland American Real Estate Trust, Inc. raised approximately $15.1 billion from over 357,000 investors.  These REITs have, or, with respect to Inland Retail Real Estate Trust, Inc., had, investment objectives similar to ours in that they seek to invest in real estate that produces both current income and long-term capital appreciation for stockholders.  The IREIC-sponsored REITs, including Inland Real Estate Corporation, a REIT previously sponsored by IREIC prior to this ten year period, represent approximately 95% of the aggregate amount raised in offerings for which Inland Securities has served as dealer manager, approximately 99% of the aggregate number of investors, approximately 95% of properties purchased and approximately 93% of the aggregate cost of the properties purchased by the prior programs sponsored by IREIC and its affiliates.

Another entity sponsored by IREIC, Inland Real Estate Exchange Corporation, offers real estate exchange transactions, on a private basis, designed, among other things, to provide replacement properties for persons wishing to complete an IRS Section 1031 real estate exchange. Thus, these private placement programs do not have investment objectives similar to ours. However, these private placement programs have owned real estate assets similar to those that we may seek to acquire, including industrial/distribution buildings, shopping centers, office buildings and other retail buildings.

We will pay fees to, and reimburse expenses incurred by, Inland Securities and our Business Manager, Real Estate Managers, TIREG and their affiliates, as described in more detail in the section of this prospectus captioned “Compensation Table.”  The other four REITs previously sponsored by IREIC have similarly compensated IREIC and each of their respective business managers, real estate managers and affiliates.  However, Inland American is the only other REIT that may pay an oversight fee to its real estate managers.  The private placement programs sponsored by Inland Real Estate Exchange Corporation pay some of the same types of fees and expenses that we pay, such as selling commissions, marketing contributions, bona fide due diligence expenses and real estate management fees. However, because the business conducted by, and the underlying investment objectives of, these private placement programs are substantially different than our business and investment objectives, other fees and expenses paid by the private placement programs are not directly comparable to ours.

The following discussion and the Prior Performance Tables, included in this prospectus as Appendix A, provide information on the prior performance of the real estate programs sponsored by IREIC and its affiliates. Past performance is not necessarily indicative of future performance.  With respect to the disclosures set forth herein, we have not provided information for Inland Retail Real Estate Trust, Inc., referred to herein as “IRRETI,” as of December 31, 2009. On February 27, 2007, all of the outstanding common stock of IRRETI was acquired in a merger with Developers Diversified Realty Corporation (“DDR”).  Pursuant to the merger agreement, DDR acquired IRRETI for a total merger consideration of $14.00 per share plus accrued but unpaid dividends for the month of February 2007 in cash, prorated in accordance with the agreement. DDR elected to pay the merger consideration to the IRRETI stockholders through a combination of $12.50 in cash and $1.50 in common shares of DDR, which equates to a 0.021569 common share of DDR. The transaction had a total enterprise value of approximately $6.2 billion. No further information regarding IRRETI is available.

Summary Information

The following table provides summarized information concerning prior programs sponsored by IREIC or its affiliates, with the exception of IRRETI, for the ten year period ending December 31, 2009, and is qualified in its entirety by reference to the introductory discussion above and the detailed information appearing in the Prior Performance Tables in Appendix A of the prospectus. With respect to IRRETI, information is presented for the ten year period ended September 30, 2006. This information set forth in this table, and in the narrative that follows, represents capital raised by these prior programs only through offerings for which Inland Securities has served as dealer manager and, where noted, through their respective distribution reinvestment plans. All information regarding the REITs previously sponsored by IREIC is derived from the public filings by these entities. WE ARE NOT, BY INCLUDING THESE TABLES, IMPLYING THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN THE TABLES BECAUSE OUR YIELD ON INVESTMENTS, CASH AVAILABLE FOR DISTRIBUTION AND OTHER FACTORS MAY BE SUBSTANTIALLY DIFFERENT. ACQUIRING OUR SHARES WILL NOT GIVE YOU ANY INTEREST IN ANY PRIOR PROGRAM.

	Inland Western Retail Real Estate Trust, Inc. as of December 31, 2009	Inland Retail Real Estate Trust, Inc. as of September 30, 2006	Inland Real Estate Corporation as of December 31, 2009 (1)(2)	Inland American Real Estate Trust, Inc. as of December 31, 2009	Inland Real Estate Exchange Private Placement Offerings as of December 31, 2009
Number of programs sponsored	1	1	1	1	86
Number of public “best efforts” offerings	2	3	4	2	0
Aggregate amount raised from investors (3)	$4,430,477,000	2,424,515,000	743,539,000	8,225,283,000	864,000,000
Approximate aggregate number of investors	110,000	57,600	22,000	186,700	2,000
Number of properties purchased	316	287	182 (4)	954 (5)	90
Aggregate cost of properties	$8,574,101,000	4,138,046,000	1,584,285,000	10,034,752,513	1,725,000,000
Number of mortgages receivable and notes receivable	3	0	2	14	0
Principal amount of mortgages receivable and notes receivable	$8,330,000	0	2	499,202,964 (6)	0
Number of investments in unconsolidated entities	2	1	8	16	0
Investment in unconsolidated entities (7)	$78,957,000	22,626,000	125,189,000	453,782,000	0
Investment in securities	29,117,000	19,248,000	11,045,000	217,061,000	0
Percentage of properties (based on cost) that were:
Commercial—
Retail	76.00%	89.00%	78.00%	23.00%	30.00%
Single-user net lease	24.00%	11.00%	22.00%	30.00%	10.00%
Nursing homes	0.00%	0.00%	0.00%	0.00%	0.00%
Offices	0.00%	0.00%	0.00%	8.00%	48.00%

Industrial	0.00%	0.00%	0.00%	3.00%	12.00%
Health clubs	0.00%	0.00%	0.00%	0.00%	0.00%
Mini-storage	0.00%	0.00%	0.00%	0.00%	0.00%
Multi-family residential	0.00%	0.00%	0.00%	8.00%	0.00%
Lodging	0.00%	0.00%	0.00%	28.00%	0.00
Total commercial	100.00%	100.00%	100.00%	100.00%	100.0%
Land	0.00%	0.00%	0.00%	0.00%	0.00%

Percentage of properties (based on cost) that were:
Newly constructed (within a year of acquisition)	37.00%	39.00%	38.00%	14.00%	31.00%
Existing construction	63.00%	61.00%	62.00%	86.00%	69.00%

Number of properties sold in whole or in part	19	13	43 (4)	2	6

Number of properties exchanged	0	0	0	0	0

(1)

With respect to Inland Real Estate Corporation, or “IRC,” the table provides summary information for the entire duration of the program, from its inception in 1994.  However, any information relating to IRC’s offerings reflects only those public offerings conducted prior to the listing of its shares on the New York Stock Exchange, plus the issuance of shares under IRC’s distribution reinvestment program.

(2)

This table does not include any information regarding (1) the equity offering of IRC’s common shares completed in May 2009; (2) the sale of any shares under the Sales Agency Agreement with BMO Capital Markets Corp.; or (3) the issuance of IRC’s 4.625% convertible senior notes due in 2026.  Neither Inland Securities nor any Inland affiliate received any fees in connection with these transactions.  See “–  Publicly Registered REITs – Inland Real Estate Corporation” for additional information regarding these transactions.

(3)	Includes proceeds from the issuance of shares under each program’s distribution reinvestment plan.
(4)

IRC’s joint venture with Inland Real Estate Exchange Corporation has offered tenant-in-common or Delaware Statutory Trust (together referred to herein as “TIC”) interests in properties to investors in a private placement exempt from registration under the Securities Act of 1933, as amended.  Included in the amounts above are all properties purchased for this joint venture.  During 2007, IRC purchased ten properties, of which nine have been either partially or entirely contributed to the joint venture and subsequently sold to TIC investors by the joint venture.  During 2008, IRC purchased one property which it contributed to the joint venture and the joint venture purchased five properties directly.  Interests in five of these properties have partially or entirely been sold.  During the year ended December 31, 2009, IRC did not purchase or contribute any properties.

(5)	Excludes five properties in development as of December 31, 2009.
(6)	Exclusive of notes receivable discount, impairment and related amortization.
(7)

These entities are owned by the respective Inland REITs and other unaffiliated parties in joint ventures. Net income, cash flow from operations and capital transactions for these properties are allocated to the respective Inland REIT and its joint venture partners in accordance with the respective partnership agreements.   The respective Inland REIT’s partners manage the day-to-day operations of the properties and hold key management positions.  These entities are not consolidated by the respective Inland REITs, and the equity method of accounting is used to account for these investments. Under the equity method of accounting, the net equity investment of the respective Inland REIT and its share of net income or loss from the unconsolidated entity are reflected in the consolidated balance sheets and the consolidated statements of operations.

During the three years prior to December 31, 2009, Inland American purchased 860 properties, excluding development properties, Inland Western purchased thirteen properties and Inland Real Estate Corporation did not purchase any properties during this time period. During the three years prior to September 30, 2006, IRRETI purchased sixty-eight commercial properties. Upon written request, you may obtain, without charge, a copy of Table VI filed with the Securities and Exchange Commission in Part II of our registration statement. Table VI provides more information about these acquisitions. In addition, upon written request, you may obtain, without charge, a copy of the most recent Form 10-K annual report filed with the Securities and Exchange Commission by any of these REITs within the last twenty-four months. We will provide exhibits to each such Form 10-K upon payment of a reasonable fee for copying and mailing expenses.

Publicly Registered REITs

The information set forth below regarding IRC, Inland Western, Inland American and IRRETI is derived from the reports filed by these entities with the Securities and Exchange Commission under the Exchange Act, including without limitation the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed by IRC on February 26, 2010 (referred to herein as the “IRC 10-K”), the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed by Inland Western on February 26, 2010 (referred to herein as the “Western 10-K”), and the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed by Inland American on March 16, 2010 (referred to herein as the “American 10-K”).

Inland Real Estate Corporation is a self-administered REIT formed in May 1994. IRC’s shares have been listed on the New York Stock Exchange under the ticker “IRC” since June 9, 2004. IRC acquires, owns, operates and develops, directly or through its unconsolidated entities, open-air neighborhood, community and power shopping centers and single-tenant retail properties located in the upper Midwest markets.  As of December 31, 2009, the properties owned by IRC were generating sufficient cash flow to pay operating expenses, debt service requirements and current distributions.

As of December 31, 2009, IRC owned interests in 139 investment properties for an aggregate purchase price of approximately $1.6 billion. These properties were purchased in part with proceeds received from the offerings of shares of its common stock, borrowings secured by its properties, draws on its line of credit or sales proceeds from previous sales of properties. As of December 31, 2009, IRC had debt of approximately $384.5 million secured by its properties and had $45 million and $140 million outstanding through an unsecured line of credit and term loan, respectively.

On December 31, 2009, the closing price of the stock on the New York Stock Exchange was $8.15 per share.

Investor Update.  On May 6, 2009, IRC announced that its board of directors had decided to reduce the amount of the annual distribution that it would pay for 2009 in order to enhance financial flexibility.  In particular, the board decided that IRC would pay aggregate annual distributions in an amount equal to its annual taxable income for 2009, all of which would be paid in cash.  IRC reported that the actual amount of each distribution starting with the distribution to be paid in June 2009 would be determined by the board of directors at the time it authorizes the distribution.  For each of the months from June 2009 through December 2009, IRC paid a cash distribution of $0.0475 per share on the outstanding shares of its common stock. IRC stated in the IRC 10-K that it expects to continue to pay distributions at this rate during 2010.

Capital Raise.  Through a total of four public offerings, for which Inland Securities served as dealer manager, the last of which was completed in 1998, IRC sold a total of 51.6 million shares of common stock.  Through December 31, 2009, IRC had issued approximately 17.4 million shares of common stock through its dividend reinvestment program and repurchased approximately 5.3 million shares of common stock through its share repurchase program. Further, in May 2009, IRC completed an underwritten equity offering of approximately 17.1 million common shares at a price of $6.50 per share.  Net of underwriting fees, the offering generated net proceeds of approximately $106.4 million, excluding offering costs.  On November 10, 2009, IRC entered into a Sales Agency Agreement with BMO Capital Markets Corp. (“BMO”) to offer and sell shares of its common shares having an aggregate offering price of up to $100 million from time to time through BMO, acting as sales agent.  As of December 31, 2009, IRC had issued approximately 77,000 shares of its common shares pursuant to the Sales Agency Agreement and generated net proceeds of approximately $0.6 million.  As a result of these offerings, IRC had realized total gross offering proceeds of approximately $805.4 million as of December 31, 2009.

In addition, in November 2006, IRC issued $180 million aggregate principal amount of its 4.625% convertible senior notes due in 2026, which included the exercise by the initial purchasers of their option to purchase an additional $10 million to cover over-allotments.  Through this private placement, IRC received net proceeds of approximately $177.3 million after deducting selling discounts and commissions.

Changes in Economic Conditions.  In the IRC 10-K, IRC reported that the effect of the current economic downturn is having an impact on many retailers in its portfolio, and that certain national retail chains that filed for bankruptcy in 2008, including Wickes Furniture (a tenant at five of IRC’s investment properties, comprising approximately 204,000 gross leasable square feet), Linens ‘n Things (a tenant at three of IRC’s investment properties, comprising approximately 92,000 gross leasable square feet) and Circuit City (a tenant at two of IRC’s investment properties, comprising approximately 55,445 gross leasable square feet), had a negative impact on its portfolio.  In addition, IRC reported that during 2009, bankruptcy filings such as, but not limited to, Ritz Camera, Washington Mutual and Robbins Brothers had a negative impact on its revenues as certain locations have closed.  IRC reported that it was able to re-lease four of the five vacated Wickes Furniture stores within a short period of time, and that with the new leases, it has replaced nearly all of the lost rental income from the store closings at average rates above the rejected leases.  IRC also reported that it has been able to re-lease much of the space vacated by the other big-box tenants and is negotiating leases to fill more of these vacancies during 2010.  IRC reported in the IRC 10-K, however, that with the exception of the four Wickes leases, these new leases are at rates generally lower than the original leases.

IRC also reported in the IRC 10-K that, in order to mitigate the decline in its revenues, it will attempt to re-lease those spaces that are vacant, or may become vacant, at existing properties, at more favorable rental rates and generally will acquire additional investment properties, if circumstances allow.  During the year ended December 31, 2009, IRC executed 78 new, 185 renewal and nine non-comparable leases (new, previously unleased space), aggregating approximately 1.3 million square feet.  During 2010, 152 leases will be expiring in IRC’s consolidated portfolio, which comprise approximately 496,000 square feet and account for approximately 6.1% of its annualized base rent.

According to the IRC 10-K, approximately $161 million of IRC’s consolidated mortgages payable and its $140 million term loan mature during 2010 and approximately $100 million of consolidated mortgages payable and the aggregate commitment under its line of credit mature in 2011.  Additionally, 2011 is the earliest date that IRC’s $125 million in face value of convertible notes can be redeemed or the note holder can require IRC to repurchase their note.  IRC has stated that it intends to refinance this debt at market terms available at the time of the maturities, but that there is no assurance that it will obtain terms similar to those of the expiring debt and the interest rates charged may be higher than it is currently paying.

IRC stated that it has guaranteed approximately $26.4 million of unconsolidated joint venture debt as of December 31, 2009. These guarantees are in effect for the entire term of each respective loan as set forth in the loan documents.  Accordingly to the IRC 10-K, IRC would be required to make payments related to these guarantees upon the default of any of the provisions in the loan documents.

Impairments.  IRC’s policies with respect to impairments, and the impairments recorded for the year ended December 31, 2009, are explained in more detail below.

Investment Properties.  IRC assesses the carrying values of its investment properties, whenever events or changes in circumstances indicate that the carrying amounts of these investment properties may not be fully recoverable.  Recoverability of the investment properties is measured by comparison of the carrying amount of the investment property to the estimated future undiscounted cash flows.  In order to review its investment properties for recoverability, IRC considers current market conditions, as well as its intent with respect to holding or disposing of the asset.  If IRC’s analysis indicates that the carrying value of the investment property is not recoverable on an undiscounted cash flow basis, it recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.  During the year ended December 31, 2009, IRC recorded an impairment loss of approximately $1.7 million related to a 229,639 square foot community center located in Michigan City, Indiana, as well as an impairment loss of $0.1 million related to a 12,903 square foot neighborhood retail center located in Montgomery, Illinois.  Each of these properties was subsequently sold.

Marketable Securities.  IRC evaluates its securities investments for impairment quarterly.  IRC’s policy for assessing near term recoverability of its “available for sale” securities is to record a charge against net earnings when it determines that a decline in the fair value of a security drops below the cost basis and it believes it to be other than temporary.  As of December 31, 2009, IRC had investments in marketable securities equal to approximately $11.0 million, consisting of preferred and common stock investments.  For the year ended December 31, 2009, IRC recorded approximately $2.7 million in impairments against its marketable securities portfolio.

Joint Ventures. If circumstances indicate a potential loss in value of an equity method investment, IRC evaluates the investment for impairment by estimating its ability to recover its investments from future expected cash flows. If IRC determines the loss in value is other than temporary, it will recognize an impairment charge to reflect the investment at fair value.  During the year ended December 31, 2009, the total impairment loss recorded by IRC’s unconsolidated joint ventures was approximately $31.9 million at the joint venture level, and IRC’s pro rata share of this loss was approximately $14.8 million.  In addition, IRC recorded approximately $2.9 million in impairment loss related to basis differences recorded for interest costs incurred for each project that could have been avoided.

Sale of Assets.  During the year ended December 31, 2009, IRC sold three investment properties and one partial property from its consolidated portfolio for an aggregate sale price of approximately $7.2 million, resulting in an aggregate gain on sale equal to approximately $2 million.  In addition, during the year ended December 31, 2009, IRC completed the sale of a portion of one development property, for a sale price of approximately $4.7 million.  Proceeds from the sale of the development property was a return of equity to IRC. See also “Appendix A – Table V” for additional information regarding IRC’s sales.

Internalization Transaction.  On July 1, 2000, IRC became a self-administered REIT by acquiring, through merger, Inland Real Estate Advisory Services, Inc., its advisor, and Inland Commercial Property Management, Inc., its property manager. As a result of the merger, IREIC, the sole stockholder of the advisor, and The Inland Property Management Group, Inc., the sole stockholder of its property manager, received an aggregate of approximately 6.2 million shares of IRC’s common stock valued at $11.00 per share, or approximately 9% of its common stock.

Current Litigation.  IRC reported that, as of December 31, 2009, it was not party to, and none of its properties was subject to, any material pending legal proceedings.

Inland Western Retail Real Estate Trust, Inc. is a self-administered REIT formed in March 2003. Inland Western acquires, manages and develops a diversified portfolio of real estate, primarily multi-tenant shopping centers.  As of December 31, 2009, Inland Western owned 299 consolidated operating properties, acquired for an aggregate purchase price of approximately $7.6 billion. These properties were purchased with proceeds received from its securities offerings and financings. Inland Western also has invested in eleven operating properties that it does not consolidate and six consolidated development properties and five other development properties in one unconsolidated joint venture.  As of December 31, 2009, Inland Western had borrowed approximately $3.8 billion secured by its properties.

Investor Update.  Inland Western currently pays quarterly distributions.  In 2009, Inland Western’s board of directors declared a first quarter distribution equal to $0.048783 per share, a second quarter distribution equal to $0.05 per share, a third quarter distribution equal to $0.025 per share, and a fourth quarter distribution equal to $0.325 per share. On March 9, 2010, Inland Western’s board of directors declared a first quarter 2010 distribution equal to $0.04375 per share.

As of December 31, 2009, the Inland Western board of directors estimated the value of the shares of Inland Western at $6.85 per share, which Inland Western explained in its filings reflected, among other things, the impact of adverse trends in the economy and the real estate industry.  In connection with the estimate of share value, Inland Western amended its distribution reinvestment program (referred to herein as the “Western DRP”), effective March 1, 2010, solely to modify the purchase price.  Additional shares of Inland Western stock purchased under the Western DRP on or after March 1, 2010, will be purchased at a price equal to $6.85 per share.  In addition, Inland Western suspended its share repurchase program, until further notice, effective November 19, 2008.

Capital Raise.  Through a total of two public primary offerings, the last of which was completed in 2005, Inland Western sold a total of approximately 459.5 million shares of its common stock. In addition, through December 31, 2009, Inland Western had issued approximately 66.1 million shares through its distribution reinvestment program and had repurchased approximately 43.8 million shares through its share repurchase program. As a result, Inland Western has realized total net offering proceeds, before offering costs, of approximately $4.4 billion as of December 31, 2009.

Changes in Economic Conditions.  As of December 31, 2009, Inland Western reported an occupancy rate of approximately 86%, down from its historical average of 94.8%.  Inland Western stated in the Western 10-K that it believed that reduced retail occupancy will likely continue to have a negative impact on its consolidated cash flows, results of operations and financial position in 2010. However, Inland Western stated that it has lower administrative cost relative to other retail formats and historic averages as well as a diversified tenant base, with no one tenant exceeding 3.0% of its 2009 annualized revenues, which offsets some of the current challenges within the retail environment.  Inland Western also reported that during 2009, the company signed over 760 leases, including new leases and renewals for a total of approximately 4,209,000 square feet, but that rental rates have generally been less than the previous rental rates.  In aggregate, Inland Western reported that, as of the Western 10-K, it had addressed or was actively addressing 78.6% of the total square footage of former Linens ‘n Things, Mervyns and Circuit City space, which had been vacated due to bankruptcies.

Inland Western reported that during the year ended December 31, 2009, it obtained mortgage payable proceeds of $849.9 million and made mortgage payable repayments of $1.2 billion.   The new mortgages payable that Inland Western entered into during the year ended December 31, 2009 have interest rates ranging from 1.64% to 8.00% per annum and maturities from two to ten years.  The stated interest rates of the loans repaid or assumed during the year ended December 31, 2009 ranged from 1.86% to 6.50% per annum.

Inland Western reported that, as of December 31, 2009, it had approximately $187.4 million of mortgages payable that had matured.  Inland Western stated that of this amount, the maturity date for approximately $128.4 million of mortgages payable have been extended to May 1, 2010 and the total amount is under application for new mortgage financing, and that it had made principal payments of approximately $0.3 million related to these mortgages payable and was in extension negotiations for the remaining approximately $58.7 million.  Also as of December 31, 2009, Inland Western had approximately $968.9 million of mortgages payable, excluding amortization and liabilities associated with investment property held for sale, maturing in 2010.  Inland Western reported in the Western 10-K that of this amount, it had subsequently made mortgage payable repayments of approximately $10.1 million and had approximately $469.7 million of mortgages payable under application or commitment, subject to customary lender due diligence, with approximately $96.9 million of existing commitment proceeds remaining to be allocated.  Inland Western reported in the Western 10-K that it was in the process of allocating the remaining commitments, marketing, planning to seek extensions or planning to sell properties relating to the remaining approximately $489.1 million of 2010 maturities, which are primarily maturing in the latter half of the year.  Inland Western also stated that as  it continues its efforts to refinance its maturing mortgage debt, certain of its non-recourse loans may mature due to lack of replacement financings, timing issues related to loan closings and protracted extension negotiations, but that subject to limitations, such maturities are not prohibited under its credit agreement.

Impairments.  Inland Western’s policies with respect to impairments, and the impairments recorded for the year ended December 31, 2009, are explained in more detail below.

Investment Properties.  Inland Western’s investment properties, including developments in progress, are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Impairment indicators are assessed separately for each property and include, but are not limited to, the property’s low occupancy rate, difficulty in leasing space and financially troubled tenants.  Impairment indicators for developments in progress are assessed by project and include, but are not limited to, significant changes in project completion dates, development costs and market factors.  If an indicator of potential impairment exists, the asset would be tested for recoverability by comparing its carrying value to the estimated future undiscounted operating cash flows, which is based upon many factors which require the company to make difficult, complex or subjective judgments.  These assumptions include, but are not limited to, projecting vacancy rates, rental rates, operating expenses, lease terms, tenant financial strength, economic factors, demographics, property location, capital expenditures, holding period, capitalization rates and sales value.  An investment property is considered to be impaired when the estimated future undiscounted operating cash flows are less than its carrying value.  During the year ended December 31, 2009, Inland Western recorded asset impairment charges in an aggregate amount equal to $64.7 million.

Marketable Securities.  Inland Western classifies its investments in marketable securities as “available-for-sale” and they accordingly are carried at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity.  Declines in the value of these investments in marketable securities that Inland Western determines are other-than-temporary are recorded as recognized loss on marketable securities.  To determine whether an impairment is other-than-temporary, Inland Western considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary, among other things.  Evidence considered in this assessment includes the nature of the investment, the reasons for the impairment (i.e. credit or market related), the severity and duration of the impairment, changes in value subsequent to the end of the reporting period and forecasted performance of the investee.  All available information is considered in making this determination with no one factor being determinative.  As of December 31, 2009, the carrying value of Inland Western’s investments in marketable securities was equal to approximately $29.1 million.  Inland Western did not consider its marketable securities investments with gross unrealized losses to be other than temporarily impaired as of December 31, 2009.

Notes Receivable.  Inland Western’s notes receivable relate to real estate financing arrangements and bear interest at market rates based on the borrower’s credit quality and are initially recorded at face value.  A note is impaired if it is probable that Inland Western will not collect all principal and interest contractually due. The impairment is measured based on the present value of expected future cash flows discounted at a current market rate or on the fair value of the collateral when foreclosure is probable. Inland Western does not accrue interest when a note is considered impaired. Inland Western reported that based upon its judgment, one note receivable with a balance of approximately $0.3 million was impaired and fully reserved for as of December 31, 2009 and one other note receivable with a balance of approximately $16.9 million was impaired and fully reserved for as of December 31, 2009.

Joint Ventures. Inland Western’s investments in unconsolidated joint ventures are reviewed for potential impairment, in addition to impairment evaluations of the individual assets underlying these investments, whenever events or changes in circumstances warrant such an evaluation.  During the year ended December 31, 2009, Inland Western recorded approximately $9.1 million in impairment charges against its investment in unconsolidated joint ventures.

Sale of Assets.  According to the Western 10-K, during the year ended December 31, 2009, Inland Western sold eight assets, aggregating 1,579,000 square feet, for a total sales price of approximately $338.1 million.  The aggregated sales resulted in the extinguishment or repayment of approximately $208.6 million of debt, net sales proceeds totaling $123.9 million and total gains on sale equal to $26.4 million.  Inland Western stated in the Western 10-K that it is actively marketing its non-core assets for sale, focusing on selling single tenant assets and smaller shopping centers.  See also “Appendix A – Table V” for additional information regarding Inland Western’s sales.

Internalization Transaction.  On November 15, 2007, Inland Western became a self-administered REIT by acquiring, through merger, Inland Western Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southwest Management Corp., Inland Northwest Management Corp., and Inland Western Management Corp., its property managers. As a result of the merger, Inland Western issued to IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 37.5 million shares of Inland Western’s common stock, valued at $10.00 per share for purposes of the merger agreement, or approximately 7.7% of its common stock.

Litigation.  As publicly disclosed, in November 2007, a lawsuit was filed against Inland Western and nineteen other defendants, including IREIC, by the City of St. Clair Shores General Employees Retirement System and Madison Investment Trust in the United States District Court for the Northern District of Illinois. In an amended complaint filed on June 12, 2008, plaintiffs alleged that all the defendants violated the federal securities laws, and certain defendants breached fiduciary duties owed to Inland Western and its shareholders, in connection with Inland Western’s merger with its business manager and property managers as reflected in its proxy statement dated September 12, 2007. All the defendants, including Inland Western, filed motions to dismiss the lawsuit, arguing that the amended complaint failed to comply with various rules and standards for pleading the kinds of claims in issue.

In a Memorandum Opinion and Order dated April 1, 2009, the court granted in part the defendants’ motions to dismiss the amended complaint. The court dismissed five of the seven counts of the amended complaint in their entirety, including all claims that Inland Western’s board of directors breached their fiduciary duties to Inland Western and its shareholders in connection with the merger. As to the remaining two counts, which alleged that the 2007 proxy statement contained false and misleading statements, or omitted to state material facts necessary to make the statements therein not false and misleading, in violation of Sections 14(a) and 20(a) of the Exchange Act, the motions to dismiss were granted in part and denied in part. The court also held that the amended complaint adequately alleged a claim under Section 14(a) of the Exchange Act against KPMG LLP, in connection with its independent audit report for the business manager and property managers’ financial statements, and William Blair & Company, LLC, in connection with its fairness opinion that the consideration to be paid by Inland Western under the merger agreement was fair to Inland Western from a financial point of view. The court ordered the plaintiffs to file a second amended complaint conforming to the court’s order. Plaintiffs filed a second amended complaint on May 1, 2009.

All the defendants moved to dismiss the second amended complaint, but at a June 4, 2009 hearing, the court denied the motion to dismiss. All defendants have now answered the second amended complaint, and the court has entered a discovery schedule. The parties to the lawsuit have engaged in settlement negotiations through a non-binding mediation which is ongoing. There can be no assurance that the mediation will be successful, that a settlement will be reached or that the matter will be resolved without trial. Inland Western believes the plaintiff’s allegations are without merit and continues to vigorously defend the lawsuit.

In connection with this litigation, Inland Western continues to advance legal fees for certain directors and officers and William Blair & Company, LLC as part of its obligations under existing indemnity provisions.

Inland American Real Estate Trust, Inc. is an externally managed REIT formed in October 2004.  The Inland American business manager is an affiliate of our sponsor.  Inland American focuses on acquiring and developing a diversified portfolio of commercial real estate including retail, multi-family, industrial, lodging, office and student housing properties, located in the United States and Canada.  The company also invests in joint ventures, development projects, real estate loans and real estate-related securities, and has selectively acquired REITs and other real estate operating companies. As stated in the American 10-K, as of December 31, 2009, Inland American owned, directly or indirectly through joint ventures in which it has a controlling interest, 952 properties, representing approximately 42.8 million square feet of retail, industrial and office properties, 9,481 multi-family units and 15,121 lodging rooms.  As of December 31, 2009, Inland American had borrowed approximately $5.1 billion secured by its properties.

Capital Raise. Inland American completed its initial public offering on July 31, 2007 and completed its follow-on offering on April 6, 2009.  Through December 31, 2009, Inland American had sold a total of approximately 790.2 million shares of its common stock, which includes 670,000 shares issued to its sponsor and business manager primarily in respect of acquisition fees.  In addition, through December 31, 2009, Inland American had issued approximately 65.9 million shares through its distribution reinvestment program and had repurchased approximately 32.5 million shares through its share repurchase program. As a result, Inland American had realized total gross offering proceeds of approximately $8.5 billion as of December 31, 2009.

Investor Update. Inland American currently pays monthly distributions.  During the year ended December 31, 2009 Inland American paid cash distributions equal to $0.50 per share on an annualized basis, which equates to a 5% annualized yield on a purchase price of $10.00 per share.  As Inland American was reaching the 5% limit of shares that it was permitted to redeem under its share repurchase program, its board of directors voted to suspend the program until further notice, effective March 30, 2009. Inland American has stated that this action allows it to, among other things, maintain a strong cash position to meet any financial challenges arising in an uncertain economy.

Changes in Economic Conditions.  In the American 10-K, Inland American reviewed the occupancy rates of each of its property segments at December 31, 2009.  As of December 31, 2009, the economic occupancy of Inland American’s retail segment was 93%.  As of December 31, 2009, Inland American’s retail portfolio contained only eleven retailers, renting approximately 279,061 square feet, that had filed for bankruptcy protection; Inland American stated that it did not believe these bankruptcies would have a material adverse effect on its results of operations, financial condition and ability to pay distributions.  With respect to Inland American’s lodging segment, as of December 31, 2009, the revenue per available room  (or “Rev/Par”) was $75.00, the average daily rate was $115.00 and the occupancy was 65%.  As stated in the American 10-K, Inland American believes the decreases in these figures since December 31, 2008 were primarily a result of the current economic slowdown that has affected all industries and travel segments.  Inland American stated that the lodging industry is projecting ongoing declines in Rev/Par growth through early 2010, and that it believes its Rev/Par will be consistent with industry trends.  As of December 31, 2009, the economic occupancy of its office segment was 96%, the economic occupancy of its industrial segment was 96% and economic occupancy of its multi-family segment was 84%.

Inland American stated in the American 10-K that it borrowed approximately $371 million secured by mortgages on its properties and assumed $626.2 million of debt at acquisition for the year ended December 31, 2009.  As of December 31, 2009, Inland American had approximately $551.8 million and $655.7 million in mortgage debt maturing in 2010 and 2011, respectively.  As stated in the American 10-K, as of December 31, 2009, Inland American had addressed $209.6 million by either refinancing or extending the maturing debt in the first quarter of 2010 and was negotiating a refinancing of the remaining maturing debt with the existing lenders at terms that will most likely require Inland American to, among other things, pay higher interest costs, which will require Inland American to use a portion of its cash balance to pay down existing principal balances. In the American 10-K, Inland American stated that it anticipates being able to repay or refinance all of its debt on a timely basis, and believes that it has adequate sources of funds to meet its short term cash needs.

As stated in the American 10-K, certain of Inland American’s unconsolidated joint ventures, in which its investment was approximately $453.8 million as of December 31, 2009, were experiencing longer lease-up timelines and generating lease rates less than originally expected.  The development joint ventures also have construction loans from third parties that could mature before the completion of the development.  Inland American advised that these lenders might not be willing to extend their loans or extend on terms acceptable to Inland American or its partners.  Inland American stated that it anticipated that the entities will be able to repay or refinance all of their debt on a timely basis; however, the debt maturities of the entities are not recourse to Inland American and Inland American had no obligation to fund any amounts under these obligations as of December 31, 2009.

Impairments.  Inland American’s policies with respect to impairments, and the impairments recorded for the year ended December 31, 2009, are explained in more detail below.

Assets.  Inland American assesses the carrying values of its respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review its assets for recoverability, Inland American considers current market conditions, as well as its intent with respect to holding or disposing of the asset. If Inland American’s analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, Inland American recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.  Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary.  During the year ended December 31, 2009, Inland American determined that one development was impaired and recorded an impairment of approximately $19.1 million. Additionally, Inland American recorded an impairment charge of approximately $15.0 million in relation to six properties.

Marketable Securities.  Inland American classifies its investment in securities in one of three categories: trading, available-for-sale, or held-to-maturity.  Trading securities are bought and held principally for the purpose of selling them in the near term.  Held-to-maturity securities are those securities which Inland American has the ability and intent to hold until maturity.  Available-for-sale securities are all securities other than trading securities and held-to-maturity securities.  Declines in the market value of any available-for-sale security below cost that Inland American deems to be other-than-temporary are recorded as impairments and reduce the carrying amount to fair value.  To determine whether an impairment is other-than-temporary, Inland American considers whether it has the ability and intent to hold the investment until a market price recovery and whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary.  Evidence considered in this assessment include declines in the REIT and overall stock market relative to Inland American’s security positions, the estimated net asset value of the companies Inland American invests in relative to their current market prices and future growth prospects and outlook for those companies.  As of December 31, 2009, the carrying value of Inland American’s investments in marketable securities was equal to approximately $217.1 million.  For the year ended December 31, 2009, Inland American recorded approximately $4.0 million in other-than-temporary impairments against its marketable securities portfolio.

Notes Receivable.  Inland American’s notes receivable consist of installment notes from unrelated parties that mature on various dates through July 2012.  The notes are secured by mortgages on land, shopping centers and lodging facilities.  Interest only is due each month at rates ranging from 1.86% to 9.50% per annum.  Inland American evaluates the collectability of both interest and principal of each of its notes receivable to determine whether it is impaired.  A note is impaired if it is probable that Inland American will not collect on all principal and interest contractually due.  The impairment is measured by comparing the recorded investment to the value determined by discounting the expected future cash flows at the note’s effective interest rate or to the fair value of the underlying collateral if the note receivable is collateral dependent.  Inland American does not accrue interest when a note is considered impaired.  If the ultimate collectability of the principal balance of the impaired note is in doubt, all cash receipts on the impaired note are applied to reduce the principal amount of the note until the principal has been recovered.  As of December 31, 2009, ten of Inland American’s notes receivable, with an aggregate outstanding book value (after impairment) of approximately $243.0 million, were considered impaired.  Inland American recorded approximately $74.1 million in impairments on six of these notes.

Joint Ventures.  On a periodic basis, Inland American’s management assesses whether there are any indicators that the carrying value of the company’s investments in unconsolidated entities may be other than temporarily impaired. To the extent impairment has occurred, the loss is measured as the excess of the carrying value of the investment over the fair-value of the investment.  As of December 31, 2009, Inland American had investments in unconsolidated entities equal to approximately $453.8 million.  For the year ended December 31, 2009, Inland American’s management determined that two of its unconsolidated entities were impaired, and the company recorded impairment of approximately $7.4 million for the year ended December 31, 2009. Inland American recorded its investment in these two unconsolidated entities at zero based on an evaluation of fair value of the underlying investment which includes a review of expected cash flows to be received from the investee.

Litigation.  Set forth below is summary of the legal proceedings reported by Inland American in the American 10-K.

Winston Litigation.  Contemporaneous with its merger with Winston Hotels, Inc. in 2007, Inland American’s wholly-owned subsidiary, Inland American Winston Hotels, Inc., referred to herein as

“Inland American Winston,” WINN Limited Partnership, or “WINN,” and Crockett Capital Corporation, or “Crockett,” memorialized in a development memorandum their intentions to subsequently negotiate and enter into a series of contracts to develop certain hotel properties.

On March 6, 2008, Crockett filed an amended complaint in the General Court of Justice of the State of North Carolina against Inland American Winston and WINN.  The complaint alleged that the development memorandum reflecting the parties’ intentions regarding the aforementioned hotels was instead an agreement that legally bound the parties.  The complaint further claimed that Inland American Winston and WINN breached the terms of the alleged agreement by failing to take certain actions to develop one of the hotels and by refusing to convey their rights in three other hotels to Crockett.  The complaint seeks, among other things, monetary damages in an amount not less than $4.8 million and specific performance in the form of an order directing Inland American Winston and WINN to transfer their rights in the three other hotels or, alternatively, monetary damages in an amount not less than $20.1 million.  Inland American Winston and WINN deny these claims and, on March 26, 2008, filed a motion to dismiss the amended complaint.  On March 13, 2009, the court denied the motion to dismiss.  Inland American Winston and WINN have filed answers and affirmative defenses to the amended complaint as well as counter claims against the plaintiff.  Contemporaneously with the close of fact discovery, the plaintiff sought leave to amend its complaint to add another cause of action and to seek treble damages and attorneys fees. As of the date of the American 10-K, the court had not yet ruled on this request. Also as of the date of the American 10-K, expert discovery had commenced, but had not yet been completed. Inland American stated that it believes that the plaintiff’s maximum claim, without the inclusion of treble damages or attorneys fees, is approximately $16.8 million. The outcome of this lawsuit cannot be predicted with any certainty and management is currently unable to estimate an amount or range of potential loss that could result if an unfavorable outcome occurs.

Concord Litigation.  In August 2008, Inland American, through its wholly owned subsidiary, Inland American (Concord) Sub LLC, referred to herein as “IA Sub,” entered into a joint venture with Lex-Win Concord LLC, referred to herein as “Concord,” a jointly owned subsidiary of the respective subsidiaries of Lexington Realty Trust (NYSE: LXP) and Winthrop Realty Trust.  On May 22, 2009, IA Sub filed an action against Concord in the Delaware Court of Chancery seeking a declaration in connection with certain of Inland American’s rights and obligations under the limited liability company agreement that governs this venture.  IA Sub filed this action, in part, due to a capital call demanded by Concord, which was, in purpose or effect, directed toward satisfying a lender’s concerns about the venture’s ability to perform under its existing credit facilities.  IA Sub claims, as a result of the foregoing, that it was not required to fund the capital call. In response to this action, Concord has answered and filed counterclaims against IA Sub.  It claimed that IA Sub was required to fund the additional capital and it also claimed damages against IA Sub for not contributing the additional capital.

On December 22, 2009, Inland American entered into a settlement agreement to resolve this action. The settlement agreement provides for, among other things, the termination of any party’s obligation to contribute capital to Concord, the allocation of distributions equally among Inland American, Lexington and Winthrop, and the formation of a new joint venture entity. The effectiveness of the settlement agreement is conditioned on certain conditions, including the cancellation of certain CDO bonds. A lawsuit has been filed in the Delaware Court of Chancery by Concord to effect this cancellation. The bonds must be cancelled by August 14, 2010, or the settlement agreement becomes null and void. If the settlement agreement becomes null and void, this lawsuit will become reinstated.

Lauth Litigation.  Inland American, through its wholly owned subsidiary, Inland American (LIP) Sub, L.L.C., referred to herein as “IA LIP Sub,” invested in the interests of LIP Holdings, LLC, referred to herein as “Holdings.”  Inland American’s partner in this joint venture is an affiliate of the Lauth Group, Inc., or “Lauth.”  On July 21 2009, IA LIP Sub filed an action against certain individuals for civil fraud, deception, racketeering, conspiracy and other violations of law in order to recover damages with regard to certain losses of IA LIP Sub which occurred as a result of its investment Holdings.  On September 10, 2009, the defendants filed answers and counterclaims against IA LIP Sub claiming breach of contract, promissory estoppel, constructive fraud, and breach of duty of good faith and fair dealing, claiming that IA LIP Sub promised to contribute additional funds to Holdings.  IA LIP Sub denies all aspects of this counterclaim, and believes that it was filed, without basis in fact, in an attempt to gain leverage over IA LIP Sub in connection with the original lawsuit.  On September 16, 2009, one of the individual defendants filed answers and counterclaims against IA LIP Sub claiming, inter alia, that the original lawsuit was filed against him for the purpose of inducing him to cooperate with IA LIP Sub with its claims against the other defendants.  IA LIP Sub denies all aspects of this counterclaim.  As of the date of the American 10-K, the parties were engaged in various pre-trial motions and were undertaking discovery. Inland American’s management does not believe that the outcome of this lawsuit can be predicted with any certainty and as of the date of the American 10-K, its management was unable to estimate an amount or range of potential loss that could result if an unfavorable outcome occurs.

In a related matter, various subsidiaries of Holdings filed a bankruptcy proceeding in the Bankruptcy Court of the Southern District of Indiana.  The court granted to Holdings the right to begin the process of liquidating Holdings in connection with the terms of the limited liability company agreement.  Shortly after that ruling, Lauth representatives served a notice of a claim against Holdings relating to allegations and assertions in connection with the liquidation of Holdings. Holdings believes the claim has no merit. To Inland American’s knowledge, no lawsuit had been filed as of the date of the American 10-K.

In the American 10-K, Inland American stated that its management does not believe that an adverse outcome in the above lawsuits would have a material adverse effect on Inland American’s financial condition, but there can be no assurance that an adverse outcome would not have a material effect on Inland American’s results of operations for any particular period.

Inland Retail Real Estate Trust, Inc. was a self-administered REIT formed in February 1999.  IRRETI focused on purchasing shopping centers located east of the Mississippi River in addition to single-user retail properties in locations throughout the United States. IRRETI sought to provide investors with regular cash distributions and a hedge against inflation through capital appreciation. As of September 30, 2006, the properties owned by IRRETI were generating sufficient cash flow to pay operating expenses and an annual cash distribution of $0.83 per share, a portion of which was paid monthly.

As of September 30, 2006, IRRETI owned 287 properties for an aggregate purchase price of approximately $4.1 billion. These properties were purchased with proceeds received from the above described offerings of shares of its common stock, financings sole of properties and the line of credit. As of September 30, 2006, IRRETI had borrowed approximately $2.3 billion secured by its properties.

Capital Raise.  Through a total of three public offerings, the last of which was completed in 2003, IRRETI sold a total of approximately 213.7 million shares of its common stock. In addition, through September 30, 2006, IRRETI had issued approximately 41.1 million shares through its distribution reinvestment program, and repurchased a total of approximately 11.4 million shares through the share reinvestment program. As a result, IRRETI had realized total net offering proceeds of approximately $2.4 billion as of September 30, 2006. On December 29, 2004, IRRETI issued approximately 19.7 million shares as a result of a merger with its advisor and property managers, as described below.

Internalization Transaction. On December 29, 2004, IRRETI became a self-administered REIT by acquiring, through merger, Inland Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southern Management Corp., Inland Mid-Atlantic Management Corp., and Inland Southeast Property Management Corp., its property managers. As a result of the merger, IRRETI issued to our sponsor, IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 19.7 million shares of IRRETI’s common stock, valued at $10.00 per share for purposes of the merger agreement, or approximately 7.9% of its common stock.

Sale.  As noted above, on February 27, 2007, IRRETI and DDR completed a merger.

Distributions by Publicly Registered REITs

The following tables summarize distributions paid by IRC, Inland Western and Inland American through December 31, 2009, and by IRRETI through September 30, 2006. The rate at which each company raises capital, acquires properties and generates cash from all sources determines the amount of cash available for distribution. As described in more detail below, IREIC or its affiliates agreed, from time to time, to either forgo or defer all or a portion of the business management and advisory fees due them to increase the amount of cash available to pay distributions while each REIT raised capital and acquired properties.  With respect to IRC, from 1995 through 2000, IREIC or its affiliates agreed to forgo approximately $10.5 million in advisor fees. With respect to IRRETI, from 1999 through 2004, IREIC or its affiliates agreed to forgo approximately $3.2 million and deferred an additional $13.1 million in advisor fees. As of December 31, 2004, IRRETI had paid IREIC or its affiliates all deferred advisor fees. With respect to Inland Western, through December 31, 2009, IREIC or its affiliates received approximately $84.0 million in advisor fees and agreed to forgo an additional $129.0 million.  In addition, IREIC also advanced approximately $5.9 million to Inland Western to pay distributions.  Inland Western had repaid approximately $3.5 million of this advancement and IREIC forgave approximately $2.4 million.  Through December 31, 2009, Inland American incurred aggregate business management fees of approximately $68.9 million, which in each year was less than the full 1% fee that the business manager could be paid.

In each case, if IREIC or its affiliates had not agreed to forgo or defer all or a portion of the advisor fee, or, in the case of Inland Western, advance monies to pay distributions, the aggregate amount of distributions made by each REIT may have been reduced or the REIT would have likely had to decrease the number of properties acquired or the pace at which it acquired properties.  Our Business Manager may agree to forgo or defer all or a portion of its business management fee during the periods that we are raising capital and acquiring real estate assets with this capital. Our Business Manager is not, however, obligated to forgo any portion of this fee, thus we may pay less in distributions or have less cash available to acquire real estate assets. See “Risk Factors – Risks Related to Our Business” for a discussion of risks associated with the availability and timing of our cash distributions.

Inland Real Estate Corporation – Last Offering By Inland Securities Completed In 1998

		Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
		$	$	$	$	$
1998		35,443,213	27,015,143	8,428,070	—	.88
1999		48,379,621	35,640,732	12,738,889	—	.89
2000		52,964,010	40,445,730	12,518,280	—	.90
2001		58,791,604	45,754,604	12,662,414	374,586.93
2002		60,090,685	41,579,944	18,315,640	195,101.94
2003		61,165,608	47,254,096	13,577,679	333,833.94
2004		62,586,577	53,458,760	7,883,026	1,244,791.94
2005	(5)	58,867,790	57,502,980	—	1,364,810.87

2006	(6)	64,689,179	55,737,360	8,520,125	431,694.96
2007	(6)	63,659,150	59,860,450	516,781	3,281,919.98
2008	(6)	64,714,708	56,250,016	7,521,418	943,274.98
2009	(7)	55,286,650	52,654,344	2,632,306	—	.69
		686,638,795	573,154,159	105,314,628	8,170,008

_________________________

(1)

The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.

(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)

Represents a capital gain distribution for federal income tax purposes.

(4)

This assumes that the share was held as of January 1 of the applicable year.

(5)

For the year ended December 31, 2005, IRC declared distributions of $0.95 per diluted weighted average number of shares outstanding and distributed $0.87 per share for the eleven-month period February 17, 2005 through December 19, 2005.  The distribution declared on December 20, 2005 with a record date of January 3, 2006 and payment date of January 17, 2006 is reportable for tax purposes in 2006 and is not reflected in the 2005 calculation.

(6)

The December distribution declared in December in each year and with a payment date in January of the following year, is reportable for tax purposes in the year in which the payment was made.

(7)

On May 6, 2009, IRC announced that the actual amount and timing of each distribution starting with the distribution paid in June 2009 will be determined by its board at the time it authorizes the distribution.

Inland Western Retail Real Estate Trust, Inc. – Last Offering By Inland Securities Completed In 2005

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4) (5)
	$	$	$	$	$
2003	358,000	—	358,000	—	.13	(6)
2004	54,542,000	29,998,000	24,544,000	—	.66
2005	211,327,000	114,117,000	97,210,000	—	.64
2006	283,769,000	128,962,000	154,807,000	—	.64
2007	290,550,000	141,560,000	148,990,000	—	.64
2008	309,192,000	114,625,000	194,567,000	—	.64
2009	84,953,000	45,660,000	39,293,000	—	.18
	1,234,691,000	574,922,000	659,769,000	—

_________________________

(1)

The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.

(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)

Represents a capital gain distribution for federal income tax purposes.

(4)

In December 2008, the board of directors of Inland Western amended the stockholder distribution policy so that beginning in 2009, distributions are paid quarterly as opposed to monthly.

(5)

This assumes that the share was held as of January 1 of the applicable year.

(6)

Inland Western began paying monthly distributions in November 2003.  This amount represents total distributions per share paid during the period from November 2003 through December 2003.

Inland American Real Estate Trust, Inc. – Last Offering By Inland Securities Completed In 2009

		Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
		$	$	$	$	$
2005		123,000	—	123,000	—	.11	(5)
2006		33,393,000	16,696,000	16,697,000	—	.60
2007		222,697,000	140,996,000	81,701,000	—	.61
2008		405,925,000	211,686,000	194,239,000	—	.62
2009	(6)	411,797,000	115,306,000	296,491,000	—	.51
		1,073,935,000	484,684,000	589,251,000	—

_________________________

(1)

The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.

(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)

Represents a capital gain distribution for federal income tax purposes.

(4)

This assumes that the share was held as of January 1 of the applicable year.

(5)

Inland American began paying monthly distributions in November 2005.  This amount represents total distributions per share paid during the period from November 2005 through December 2005.

(6)

On January 20, 2009, the Inland American board of directors voted unanimously to determine each monthly distribution rate on an adjustable basis.

Inland Retail Real Estate Trust, Inc. – Last Offering By Inland Securities Completed In 2003

	Total Distribution		Ordinary Income(1)		Non Taxable Distribution(2)		Capital Gain Distribution(3)		Total Distributions per Share(4)
	$		$		$		$		$
1999	1,396,861		318,484		1,078,377		—		.49	(5)
2000	6,615,454		3,612,577		3,002,877		—		.77
2001	17,491,342		10,538,534		6,952,808		—		.80
2002	58,061,491		36,387,136		21,674,355		—		.82
2003	160,350,811		97,571,099		62,779,712		—		.83
2004	190,630,575		110,922,403		79,708,172		—		.83
2005	193,733,000		146,820,000		45,713,000		1,200,000.76			(6)
2006	162,705,000	(1)	162,705,000	(1)	—	(1)	—	(1)
	790,894,534		568,875,233		220,909,301		1,200,000

_________________________

(1)

The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.  Because of the acquisition by DDR, this information reflects distributions as of September 30, 2006.

(2)

Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)

Represents a capital gain distribution for federal income tax purposes.

(4)

This assumes that the share was held as of January 1 of the applicable year.

(5)

IRRETI began paying monthly distributions in May 1999.  This amount represents total distributions per share made during the period from May 1999 through December 1999.

(6)

For the year ended December 31, 2005, IRRETI declared distributions of $0.83 per diluted weighted average number of shares outstanding and distributed $0.76 per share for the eleven-month period February 7, 2005 through December 7, 2005.

Private Partnerships

Through December 31, 2009, affiliates of IREIC have sponsored 515 private placement limited partnerships which have raised more than $526.4 million from approximately 17,000 investors and invested in properties for an aggregate price of more than $1 billion in cash and notes. Of the 522 properties purchased, 93% have been located in Illinois. Approximately 90% of the funds were invested in apartment buildings, 6% in shopping centers, 2% in office buildings and 2% in other properties. Including sales to affiliates, 507 partnerships have sold their original property investments. Officers and employees of IREIC and its affiliates invested more than $17 million in these limited partnerships.

From January 1, 1999 through December 31, 2009, investors in these private partnerships have received total distributions in excess of $599 million consisting of cash flow from partnership operations, interest earnings, sales and refinancing proceeds and cash received from the course of property exchanges.

1031 Exchange Private Placement Offering Programs

In March 2001, IREIC formed Inland Real Estate Exchange Corporation, or IREX, to, among other things, provide replacement properties for people wishing to complete an IRS Section 1031 real estate exchange as well as investors seeking a quality multi-owner real estate investment. Through December 31, 2009, IREX had offered the sale of eighty-six real estate exchange private placements containing ninety properties with a total property value of approximately $1.7 billion.

The following table summarizes certain aspects of the offering and distributions for each of the 1031 exchange private placement offerings through December 31, 2009:

Name of Entity	Number of Investors	Offering Equity	Offering Completed	Distributions To Date	2009 Annualized Distribution	2008 Annualized Distribution	2007 Annual Distribution
		($)		($)	(%)	(%)	(%)
Landings of Sarasota DBT(A)	9	4,000,000	05/2002	8,487,300	N/A	N/A	N/A
Sentry Office Building DBT	7	3,500,000	04/2002	3,646,500	17.55	16.91	16.28
Pets Bowie DBT	7	2,600,000	07/2002	3,110,798	16.28	15.70	15.70
1031 Chattanooga DBT	9	1,900,000	05/2002	1,892,174	11.20	11.20	11.20
Lansing Shopping Center DBT	5	5,000,000	09/2001	4,419,584	11.59	11.59	11.19
Inland 220 Celebration Place DBT	35	15,800,000	09/2003	10,231,898	9.72	9.72	9.31
Taunton Circuit DBT (B)	1	3,750,000	09/2002	6,210,312	N/A	N/A	8.31
Broadway Commons DBT (C)	32	8,400,000	12/2003	7,087,760	11.09	10.96	11.55
Bell Plaza 1031, LLC (B)	1	890,000	11/2003	1,690,298	N/A	N/A	6.93
Inland 210 Celebration Place DBT (D)	1	6,300,000	01/2003	3,596,612	10.94	9.72	11.21
CompUSA Retail Building, LLC (E)	11	3,950,000	02/2004	1,446,500	0.00	0.00	7.00
Janesville Deere Distribution Facility 1031, LLC (F)	35	10,050,000	01/2004	4,876,214	7.24	6.96	8.15
Fleet Office Building 1031, LLC (G)	30	10,000,000	01/2004	22,080,639	N/A	8.52	8.77
Davenport Deere Distribution Facility 1031, LLC	35	15,700,000	04/2004	7,470,994	8.50	8.40	7.36
Grand Chute DST	29	6,370,000	03/2004	3,514,012	8.66	8.58	9.32
Macon Office DST	29	6,600,000	03/2004	3,410,444	8.74	8.54	8.35
White Settlement Road Investment, LLC	1	1,420,000	12/2003	736,326	9.60	8.34	8.34
Plainfield Marketplace 1031, LLC (H)	31	12,475,000	06/2004	5,337,127	6.81	7.24	7.21
Pier 1 Retail Center 1031, LLC (I)	22	4,300,000	06/2004	1,222,235	0.00	0.00	8.14
Long Run 1031, LLC (J)	1	4,935,000	05/2004	2,119,113	N/A	N/A	8.69
Forestville 1031, LLC	1	3,900,000	05/2004	1,534,124	6.98	6.98	6.98

Bed, Bath & Beyond 1031, LLC (K)	20	6,633,000	08/2004	2,729,642	7.36	7.65	7.53
Cross Creek Commons 1031, LLC (L)	26	6,930,000	08/2004	2,915,906	6.06	7.75	7.68
BJ’s Shopping Center 1031, LLC (M)	22	8,365,000	01/2005	3,209,167	2.99	8.55	8.12
Barnes & Noble Retail Center 1031, LLC	12	3,930,000	02/2005	1,415,923	6.76	6.68	6.68
Port Richey 1031, LLC (N)	1	3,075,000	07/2004	1,490,427	9.27	8.28	8.28
Walgreen Store Hobart 1031, LLC	24	6,534,000	02/2005	4,763,000	7.06	6.91	6.91
Kraft Cold Storage Facility 1031, LLC (M)	19	5,667,000	12/2004	1,976,508	4.82	7.21	7.00
Huntington Square Plaza 1031, LLC	39	20,050,000	06/2005	6,807,393	6.98	6.66	6.51
Best Buy Store Reynoldsburg 1031, LLC (M)	19	5,395,000	02/2005	1,725,071	4.48	6.73	6.73
Jefferson City 1031, LLC	28	10,973,000	04/2005	4,224,146	7.96	7.96	7.96
Stoughton 1031, LLC	27	10,187,000	05/2005	3,452,626	6.66	6.66	6.66
Indianapolis Entertainment 1031, LLC (O)	1	1,129,000	11/2004	404,022	5.68	7.79	7.31
Mobile Entertainment 1031, LLC (O)	1	808,000	11/2004	291,887	5.63	7.82	7.65
Chenal Commons 1031, LLC	19	7,550,000	06/2005	2,818,485	7.80	7.64	7.87
Oak Brook Kensington 1031, LLC	60	23,500,000	12/2006	8,131,340	7.79	7.45	7.42
Columbus 1031, LLC	38	23,230,000	12/2006	8,577,641	8.77	8.77	7.81
Edmond 1031, LLC	1	1,920,000	05/2005	701,495	7.96	7.96	7.96
Taunton Broadway 1031, LLC (P)	1	1,948,000	08/2005	239,051	(P)	(P)	(P)
Wilmington 1031, LLC	1	2,495,000	09/2005	751,878	7.09	7.09	7.09
Wood Dale 1031, LLC (B)	16	3,787,500	03/2006	4,998,660	N/A	N/A	7.34
Cincinnati Eastgate 1031, LLC	13	3,210,000	06/2006	881,458	7.00	7.00	7.00
Norcross 1031, LLC (M)	1	3,000,000	11/2005	840,099	6.33	6.90	6.90
Martinsville 1031, LLC (M)	1	2,360,000	12/2005	627,811	6.18	6.74	6.74
Indiana Office 1031, LLC	34	18,200,000	03/2006	5,642,203	8.28	7.73	7.65
Yorkville 1031, LLC	21	8,910,000	03/2006	2,141,136	6.28	6.09	5.91
Louisville 1031, LLC	39	18,830,000	06/2006	4,967,441	7.00	7.00	7.00
Madison 1031, LLC (Q)	1	1,387,500	03/2006	349,200	6.42	7.00	7.00
Murfreesboro 1031, LLC (R)	20	7,185,000	06/2006	1,611,503	6.06	6.06	6.00
Aurora 1031, LLC (Q)	1	1,740,000	06/2006	401,381	6.50	7.01	7.00
Craig Crossing 1031, LLC (S)	29	14,030,000	08/2006	2,979,896	5.84	6.17	6.17
Charlotte 1031, LLC	52	24,105,000	03/2007	5,234,030	6.05	6.05	6.06
Olivet Church 1031, LLC (T)	33	10,760,000	03/2007	2,039,858	3.28	6.24	6.27
Glenview 1031, LLC	38	23,350,000	05/2007	4,744,699	6.25	6.25	6.25
Yuma Palms 1031, LLC (U)	32	42,555,000	06/2007	7,775,336	4.25	6.25	6.23
Honey Creek, LLC (V)	40	13,137,300	06/2007	2,076,811	3.41	6.29	6.29
Dublin 1031, LLC	19	10,550,000	05/2007	2,035,478	7.02	6.40	6.40
Inland Riverwoods, LLC	40	15,712,805	06/2007	2,980,850	7.25	6.86	6.48
Inland Sioux Falls, LLC	40	18,110,000	07/2007	3,423,604	7.28	7.03	6.89
Burbank 1031 Venture, LLC	1	5,285,000	09/2007	746,186	6.20	6.20	6.20
Houston 1031 Limited Partnership	35	32,900,000	09/2007	5,038,979	6.22	6.09	6.00
Inland Chicago Grace Office L.L.C.	30	7,097,195	08/2007	1,100,011	6.67	6.30	6.06
Plano 1031 Limited Partnership (W)	28	16,050,000	11/2007	2,907,894	7.79	7.33	7.19
Eden Prairie 1031, DST	23	9,573,827	11/2007	1,798,075	8.06	8.06	8.05
Carmel 1031 L.L.C. (X)	1	3,655,000	11/2007	488,077	6.40	6.40	6.68
West St. Paul 1031 Venture L.L.C.	28	4,315,000	03/2008	611,688	6.30	6.30	6.32
Schaumburg 1031 Venture L.L.C.	16	9,950,000	01/2008	1,343,841	6.26	6.23	6.05
Waukesha 1031 DST	28	11,490,000	01/2008	1,851,642	7.43	7.43	7.44
Tampa-Coconut Palms Office Bldg 1031, LLC	23	13,866,000	03/2008	1,643,793	5.81	5.58	5.58
Delavan Crossing 1031 Venture, LLC	1	5,295,000	03/2008	559,450	5.96	6.11	N/A
Geneva 1031, LLC	38	15,030,000	05/2008	1,948,313	6.87	6.69	N/A

Memorial Square Retail Center (Y)	35	19,840,000	08/2008	1,514,706	3.14	6.00	N/A
Greenfield Commons Retail Building	1	3,556,000	07/2008	321,612	6.22	6.21	N/A
Telecommunications 1031 Venture, DST	60	23,265,000	06/2008	2,773,087	6.60	6.38	N/A
GE Inspections Technologies Buildings	24	6,915,000	08/2008	748,312	6.21	6.14	N/A
Flowserve Industrial Building	21	5,515,000	08/2008	559,924	6.42	6.41	N/A
Pueblo 1031, DST	29	10,070,000	09/2008	1,079,978	6.57	6.23	N/A
Countrywood Crossing Shopping Center	39	28,990,000	03/2009	2,893,405	6.65	6.65	N/A
Fox Run Square Shopping Center	34	13,435,000	01/2009	1,352,976	6.68	6.77	N/A
Midwest ISO Office Building	40	15,420,000	08/2009	1,394,824	6.82	6.68	N/A
LV-M Venture Holdings DST	89	37,789,715	*	3,320,394	6.64	6.45	N/A
University of Phoenix Building	14	3,470,000	07/2009	206,719	6.50	N/A	N/A
RR-HV Venture Holdings DST	103	47,140,485	*	3,887,437	6.62	6.50	N/A
Charlotte Office 1031, DST	32	11,317,600	03/2009	826,988	6.27	N/A	N/A
Bristol 1031, DST	51	8,302,000	11/2009	505,476	7.31	N/A	N/A
Austell 1031, DST	54	8,100,800	10/2009	475,584	7.04	N/A	N/A
	$900,712,727			$258,397,398

_________________________

*

Offering was not complete as of December 31, 2009.

(A)

This property was sold in 2005.

(B)

These properties were sold in 2007.

(C)

For calendar years 2006, 2007 and 2008, these properties outperformed the projections contained in the private placement memorandum.  With the completion of the calendar year 2009, a determination will be made as to any additional operational cash and it will be distributed as an additional distribution to the investor.

(D)

The owner of this property chose to allocate September 2008 net rental cash flow to fund landlord required capital improvements.

(E)

CompUSA vacated its space in October 2006 and continued paying rent through August 2007.  CompUSA ceased paying rent in September 2007.  CompUSA never filed bankruptcy but instead settled out of court with creditors and vendors.  The settlement provided $530,436.00 to the co-owners.  In November 2007, it was the unanimous decision of the co-owners to cease quarterly distributions until the facility was re-tenanted.  In July 2009, Lombard Exchange, L.L.C., the asset manager, initiated correspondence with the loan servicer to develop and implement a plan to modify the debt obligation since the co-owners may be unable to continue to satisfy the current debt service.  That plan was not accepted by the loan servicer and it appears that the property will be foreclosed upon by the existing lender.  Lombard Exchange, L.L.C., the asset manager, is exploring a plan to provide co-owners with replacement property before the foreclosure is complete.

(F)

This property was refinanced in February 2008, and the interest rate increased from 4.84% to 6.1%.

(G)

This property was sold in 2008.

(H)

Gymboree, which occupied 2,819 square feet of the total 125,057 square feet, vacated its space in December 2007. For 2009, the annual distribution percentage has been re-projected at 6.81% until the vacant space is re-tenanted.

(I)

Bombay, which occupied 8,192 of the total 21,071 square feet, filed for Chapter 11 Bankruptcy in September 2007.  Bombay vacated its space in January 2008 and paid rent through January 2008, with the exception of September 2007 rent of $33,800, which was part of a pre-petition claim.  IREX has submitted an administrative claim to the bankruptcy court for the pre-bankruptcy petition and unpaid September 2007 rent.  In February 2008 quarterly distributions were suspended until the facility is re-tenanted.  In January 2009, the loan’s hyper-amortization provision came into effect.  This provision increases the interest rate from 4.0% to 6.0% and also requires all rents in excess of operating expenses be use to pay down the loan balance.

(J)

In June 2007, the sole investor of the Long Run property elected to terminate the property management agreement with an affiliate of the sponsor and manage the property on his own.

(K)

Golfsmith, which occupies 30,036 square feet of the total 100,773 square feet, submitted a request for a rental rate reduction from $13.00 per square foot to $9.88 per square foot for a period of two years commencing in April 2009 and expiring in March 2011.  After this two year period, the base rent reverts to the original rental rate of $13.00 per square foot through the end of the original lease term of September 30, 2012.  The co-owners agreed to the temporary rental reduction to help the tenant through unprecedented economic times.  However, IREX, the asset manager, was able to negotiate a better deal.  Instead of paying $9.88 per square foot, Golfsmith has agreed to pay $12 per square foot.  As a result, the 2009 and 2010 annual distribution percentages have been re-projected at 7.29% and 7.14%, respectively.

(L)

Currently, there are three vacancies.  Paul’s Liquors, which occupied 2,600 square feet, vacated February 28, 2007; Pak Mail, which occupied 1,300 square feet, vacated July 20, 2008; and Quality +Plus Cleaners, which occupied 1,300 square feet, vacated December 14, 2008.  For 2009, the annual distribution percentage has been re-projected at 6.00% until the vacant spaces are re-tenanted.

(M)

In May 2009 the loan’s hyper-amortization provision came into effect.  This provision increases the interest rate by 2.0% and also requires all rents in excess of operating expenses to be used to pay down the loan balance.  The asset managers are currently attempting to refinance the properties.

(N)

As of December 31, 2009, there are two vacancies totaling 7,970 square feet of the total 22,170 square feet at the center. Hollywood Video, which occupied 6,500 square feet, vacated its space in November, 2009 and Wells Fargo, which occupied 1,470 square feet, vacated its space in November, 2009. For 2010, the annual distribution percentage has been re-projected at 4.31% until the vacant spaces are re-tenanted.

(O)

The loans securing these properties have been amended to extend the maturity date from June 2009 to June 2011 and the interest rate for Indianapolis increased from 5.50% to 9.25% and for Mobile from 5.50% to 9.50%.

(P)

The Commonwealth of Massachusetts instituted an eminent domain proceeding to acquire the property for expansion of its courthouse. Upon the eminent domain taking by the Commonwealth of Massachusetts, Walgreens, the tenant, stopped making payments to the sole owner. The sole owner has retained legal counsel located in Massachusetts to negotiate and settle the proceeding.  The property’s performance prior to the eminent domain was consistent with the projections in the offering memorandum.

(Q)

The owner of this property chose to reduce the monthly net rental cash flow payments to fund landlord required capital repairs.

(R)

As of December 31, 2009, there are five vacancies totaling 9,771 square feet of the total 88,257 square feet at the center.  Two spaces, totaling 4,200 square feet, were previously vacant.  The remaining vacant space was previously occupied by the following tenants:  Thin and Healthy, which occupied 2,771 square feet, vacated its space in August 2008; Mezza Cuisine, which occupied 1,400 square feet, filed for Chapter 13 Bankruptcy in October 2008; Innsbrooke Wine & Spirits, which occupied 1,400 square feet, vacated its space in January 2009.  For 2009, the annual distribution percentage has been re-projected at 6.06% until the vacant spaces are re-tenanted.

(S)

A tenant with 2,828 out of a total 128,394 leasable square feet vacated increasing the total vacancy to 5% of the total leasable square feet.

(T)

Cost Plus, which occupied 18,230 of the total 165,600 square feet, closed its store at the Olivet Church Center on May 15, 2008.  Cost Plus paid its rent through August 2008 and on August 21, 2008, investors approved a Cost Plus lease termination.  The termination provided $900,000 to the owners.  For 2009, the annual percentage distribution has been re-projected at 3.28% until the vacant spaces are re-tenanted.

(U)

Linens ‘N Things (“Linens”), which occupied 29,943 square feet of the total 496,692 square feet, filed for Chapter 11 Bankruptcy in May, 2008.  In October, 2008 the bankruptcy court approved a motion to change the Linens bankruptcy filing from Chapter 11 to Chapter 7.  Linens vacated its space in August 2008 and paid rent through August 2008, with the exception of May 2008 rent, which was part of a pre-petition claim.  An administrative claim has been filed with the bankruptcy court, for the pre-bankruptcy petition, unpaid May 2008 rent.  For 2009, the annual distribution percentage has been re-projected at 5.00% until the vacant space is re-tenanted.

(V)

Dress Barn, which occupies 7,005 square feet, exercised its right to terminate under its lease.  In June 2008, the Honey Creek owners unanimously voted to modify the Dress Barn lease in order to keep the tenant, reducing the rent from $15.74 to $11.00 per square foot starting in November 2009.  Linens ‘N Things filed for Chapter 11 Bankruptcy in May 2008. In October 2008, the bankruptcy court approved a motion to change the Linens ‘N Things bankruptcy from Chapter 11 to Chapter 7.  Linens ‘N Things occupied 25,127 square feet in the shopping center.  In December 2008, the owners of the property unanimously consented to accept JoAnn’s Stores, Inc. as a replacement tenant in the 25,127 square foot space.  The new base rent is $9.00 per square foot, increasing to $9.50 per square foot after the fifth year.  As an incentive for JoAnn’s Stores Inc. signing the lease, the owners are giving the tenant $251,270 for tenant improvements and abating the base rent for the initial nineteen months.

(W)

The sole tenant expanded the building by 1,700 square feet to a total of 42,666 square feet resulting in additional rental income.

(X)

Higher distributions in 2007 resulted from additional rent from amortized tenant improvements.

(Y)

Circuit City, which occupied 33,881 square feet of the total 123,753 square feet, filed for Chapter 11 Bankruptcy in November 2008.  Circuit City vacated its space in February, 2009 and paid rent through part of February 2009.  For 2009, the annual distribution percentage has been re-projected at 3.14% until the vacant space is re-tenanted.

Liquidity of Prior Programs

While engaged in a public offering of its common stock, each of the four REITs previously sponsored by IREIC disclosed in its prospectus the time at which it anticipated its board would consider listing, liquidating or selling its assets individually.  The following summary sets forth both the dates on which these REITs anticipated considering a liquidity event and the dates on which the liquidity events occurred, if ever.

Inland Real Estate Corporation. IRC stated that the company anticipated that, by 1999, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange.  In July 2000, IRC became a self-administered REIT by acquiring, through merger, its advisor and its property manager. The board evaluated market conditions each year thereafter.  The board decided that conditions were favorable in 2004, and IRC listed its shares on the New York Stock Exchange and began trading in June 2004.  On December 31, 2009, the closing price of IRC’s common stock on the New York Stock Exchange was $8.15 per share.

Inland Retail Real Estate Trust, Inc.  IRRETI stated that the company anticipated that, by February 2004, its directors would determine whether to apply to have shares of its common stock listed for trading on a national stock exchange.  In December 2004, IRRETI became a self-administered REIT by acquiring, through merger, its business manager and advisor and its property managers. The board of directors of IRRETI thereafter considered market conditions and chose not to list its common stock.  IRRETI instead consummated a liquidity event by merging with Developers Diversified Realty Corporation, a New York Stock Exchange-listed REIT, in February 2007.  IRRETI’s stockholders received, for each share of common stock held, $12.50 in cash and $1.50 in common shares of DDR, which equates to a 0.021569 common share of DDR.

Inland Western Retail Real Estate Trust, Inc.  Inland Western stated that the company anticipated that, by September 2008, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange, or whether to commence subsequent offerings of its common stock.  In November 2007, Inland Western became a self-administered REIT by acquiring, through merger, its business manager and advisor and its property managers.  Inland Western’s board of directors, in accordance with the prospectus, then conducted due diligence to determine when, and if, to apply to have Inland Western’s common shares listed for trading on a national exchange.  The process incorporated outside advisors, detailed reports on the current real estate and financial markets, as well as the applicable listing requirements for various national stock exchanges.  After these discussions and review of the reports received, the board of directors determined, as of October 2008, not to list the shares on a national exchange at that time. The Inland Western board of directors stated that it will proceed to position the company for a liquidity event in the future, as it believes market conditions and other circumstances may warrant, whether through a listing of shares on a national exchange, a merger or a sale of its assets.

•

Inland American Real Estate Trust, Inc.  Inland American has disclosed to its investors that its board does not anticipate evaluating a listing on a national securities exchange until at least 2010.  As of December 31, 2009, Inland American had not applied to list its common stock for trading.

MANAGEMENT

Inland Affiliated Companies

The following updates the discussion contained in the section of our prospectus captioned “Management — Inland Affiliated Companies,” which begins on page 96.

Our sponsor, Inland Real Estate Investment Corporation, or IREIC, is an affiliate of The Inland Real Estate Group, Inc., or TIREG, which is wholly owned by The Inland Group, Inc.  The first Inland entity was formed by a group of Chicago schoolteachers in 1967, and incorporated the following year.  TIREG and its affiliates are still centered in the Chicago metropolitan area.  Over the past forty years, TIREG’s affiliates have experienced significant growth and now make up a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other related services.  IREIC, our Business Manager and TIREG are part of The Inland Real Estate Group of Companies, Inc., which is comprised of independent legal entities that are either subsidiaries of the same entity, affiliates of each other, share some common ownership or were previously sponsored and managed by subsidiaries of IREIC.  These entities, some or all of which are sometimes referred to herein as “Inland,” were, in the aggregate, ranked by Crain’s Chicago Business in April 2009 as the sixteenth largest privately held company headquartered in the Chicago area.  In April 2009, Retail Traffic ranked the entities that comprise The Inland Real Estate Group of Companies as the eighth top owner and ninth manager in the United States.  In July 2008 National Real Estate Investor ranked The Inland Real Estate Group of Companies twenty-second in a survey of the top twenty-five owners of office space as of December 31,

2007.  Inland is one of the largest real estate management firms in Illinois and one of the largest commercial real estate and mortgage banking firms in the Midwest.  The Inland Real Estate Group of Companies was the 2009 winner, in the category including 1,000+ employees, of the thirteenth annual Torch Award for Marketplace Ethics, awarded by the Better Business Bureau serving Chicago & Northern Illinois (the “BBB”).  The award is given to companies that the BBB identifies as exemplifying ethical business practices.  In a press release issued by the BBB, the president and chief executive officer of the BBB noted that the 2009 competition had the largest number of nominations and entries, with more than 1,800 nominations from a wide variety of businesses.

As of December 31, 2009, Inland affiliates or related parties had raised more than $17.9 billion from investment product sales to over 345,000 investors, many of whom have invested in more than one product.  Inland had completed 416 programs, comprised of 410 public and private limited partnerships, five 1031 exchange programs and one public REIT, as of December 31, 2009.  No completed program has paid total distributions less than the total contributed capital.  For these purposes, Inland considers a program to be “completed” at the time that it no longer owns any assets.

As of December 31, 2009, Inland affiliates or related parties cumulatively had 1,576 employees, owned properties in 47 states and managed assets with a value exceeding $24.9 billion.  As of December 31, 2009, IREIC was the general partner of limited partnerships which owned in excess of 1,971 acres of pre-development land in the Chicago area, as well as over 2 million square feet of real property and 1,522 apartment units.  Another affiliate, Inland Real Estate Brokerage, Inc., since 2000 has completed more than $870.5 million in commercial real estate sales and leases and has been involved in the sale of more than 6,700 multi-family units and the sale and lease of over 72.3 million square feet of commercial property. As of December 31, 2009, another affiliate, Inland Mortgage Brokerage Corporation, had originated more than $15.91 billion in financing including loans to third parties and affiliated entities and owned a loan portfolio totaling approximately $340 million.  Another affiliate, Inland Commercial Mortgage Corporation, had originated more than $487 million in financing as of December 31, 2009. Inland Mortgage Servicing Corporation services a loan portfolio with a face value exceeding $10.5 billion.

As of December 31, 2009, Inland was responsible for managing approximately 115.8 million square feet of commercial properties located in 47 states, as well as 10,440 multi-family units.  A substantial portion of the portfolio, approximately 37.3 million square feet, consists of properties leased on a triple-net lease basis.  A triple-net lease means that the tenant operates and maintains the property and pays rent that is net of taxes, insurance, and operating expenses.  Inland Real Estate Acquisitions, another affiliate, has extensive experience in acquiring real estate for investment.  Over the years, through Inland Real Estate Acquisitions and other affiliates, Inland has acquired more than 2,754 properties.

The principals of another affiliate, Inland Real Estate Development Corporation, have handled the design, approval and entitlement of parcels that have included in excess of 11,000 residential units, 13.5 million square feet of retail land and 7.6 million square feet of industrial land.  The principals of Inland Real Estate Development have been responsible for the land development of over 3,300 of those residential units, 7.6 million square feet of the retail land and all 7.6 million square feet of the industrial land.  Inland Real Estate Development currently manages an inventory of over 3,500 acres of land for development of which approximately 1,500 acres it or its affiliates own.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following updates the discussion contained in the section of our prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which begins on page 146.

Certain statements in this “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and elsewhere in this prospectus constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Words such as “may,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “could,” “should” and variations of these words and similar expressions are intended to identify forward-looking statements.

These forward-looking statements are not historical facts but reflect the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry, the economy and other future conditions.  These statements are not guarantees of future performance, and we caution stockholders not to place undue reliance on forward-looking statements.  Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under the section of our prospectus captioned “Risk Factors” and the factors described below:

we have no prior operating history;

our investment policies and strategies are very broad and permit us to invest in numerous types of commercial real estate;

the number and type of real estate assets we acquire will depend on the proceeds raised in our offering, and may be affected by the volatility in the capital and credit markets;

we may pay distributions from the proceeds generated by borrowings, including borrowings secured by our assets, resulting in us having less money available to invest in properties or other real estate assets;

no public market currently exists, and one may never exist, for our shares, and we are not required to liquidate;

we may borrow up to 300% of our net assets, and principal and interest payments will reduce the funds available for distribution;

we do not have employees and rely on our Business Manager and Real Estate Managers to manage our business and assets;

employees of our Business Manager and two of our directors are also employed by IREIC or its affiliates and will face competing demands for their time and service and may have conflicts in allocating their time to our business and assets;

we do not have arm’s length agreements with our Business Manager, Real Estate Managers or any other affiliates of our sponsor;

we pay significant fees to our Business Manager, Real Estate Managers and other affiliates of IREIC;

our Business Manager could recommend investments in an attempt to increase its fees which are generally based on a percentage of our invested assets and, in certain cases, the purchase price for the assets; and

we may fail to continue to qualify as a REIT.

Forward-looking statements in this prospectus reflect our management’s view only as of the date of this Report, and may ultimately prove to be incorrect or false.  We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.  We intend for these forward-looking statements to be covered by the applicable safe harbor provisions created by Section 27A of the Securities Act and Section 21E of the Exchange Act.

The following discussion and analysis relates to the year ended December 31, 2009 and the period from June 30, 2008 (inception) through December 31, 2008 and as of December 31, 2009 and 2008.  You should read the following discussion and analysis along with our Financial Statements and the related notes included in this prospectus supplement.

Overview

We are a newly organized Maryland corporation sponsored by IREIC and formed to acquire and develop commercial real estate located in the United States and Canada.  We also may invest in other real estate assets such as interests in real estate investment trusts, or REITs, or other “real estate operating companies” that own these assets, joint ventures and commercial mortgage debt.  We may originate or invest in real estate-related loans to third parties or to related parties of, or entities sponsored by, IREIC.  Our primary investment objectives are to balance investing in real estate assets that produce attractive current yield and long-term risk-adjusted returns to our stockholders, with our desire to preserve stockholders’ capital and to pay sustainable and predictable distributions to our stockholders.

On August 24, 2009, we commenced an initial public offering of 500,000,000 shares of our common stock at a price of $10.00 per share on a “best efforts” basis through Inland Securities Corporation. We also are offering up to 50,000,000 shares of our common stock at a price of $9.50 per share to stockholders who elect to participate in our distribution reinvestment plan. We elected to be taxed as a REIT commencing with the tax year ended December 31, 2009 and intend to continue to qualify as a REIT for tax purposes.

Within the past few months, we believe that the level of properties available for sale, the availability of financing and the number of completed transactions has increased.  We think this indicates a firming of financial markets and general economic recovery.  Other marketplace trends we have noted include fewer tenant defaults and requests for rent reductions.  Also, owners and operators of real estate appear to be making progress in leasing vacant space, albeit generally at lower rental rates than were experienced in the market over the past few years.  We believe these trends are likely to continue as long as the broader economy stabilizes.

Liquidity and Capital Resources

Our principal demand for funds is to acquire real estate assets, to pay operating expenses, to pay interest on our outstanding indebtedness and to make distributions to our stockholders.  We will generally seek to fund our cash needs for items other than asset acquisitions from operations.  Our cash needs for acquisitions will be funded primarily from the sale of our shares, including those offered for sale through our distribution reinvestment plan, as well as financing to be obtained concurrent with an acquisition or in the future.  There may be a delay between the sale of our shares and our purchase of assets, which could result in a delay in generating returns, if any, from our investment operations.  Our Business Manager, its acquisition group, Inland Diversified Real Estate Acquisitions, Inc., and Inland Real Estate Acquisitions, or “IREA,” will evaluate potential acquisitions and will engage in negotiations with sellers and lenders on our behalf.  Pending investment in real estate assets, we may decide to temporarily invest any unused proceeds from our offering in certain investments that could yield lower returns than those earned on real estate assets.  These lower returns may affect our ability to make or fund distributions to you.

Potential future sources of liquidity include continued proceeds from the “best efforts” offering and DRP, proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of assets and undistributed cash flow from operations (funds from operations).  If necessary, we may use financings or other sources of liquidity (capital) in the event of unforeseen significant capital expenditures.  We have not identified any sources for these types of financings.

As of December 31, 2009, our offering generated proceeds, net of commissions, the marketing contribution and due diligence expense reimbursements, the majority of which are reallowed to third party soliciting dealers totaling $26,649,446.

Through December 31, 2009, our liquidity needs have primarily been to purchase Merrimack Village Center and to pay distributions, organization and offering costs.   Our sponsor has advanced $2,460,161 to us for the payment of organization and offering costs and contributed $96,035 for the payment of distributions.  The company funded the purchase of Merrimack Village Center with proceeds from our offering.

 Cash Flow Analysis

We have used $341,922 in net cash flows from operating activities through December 31, 2009 mainly to pay operating and other general and administrative costs.  We have realized approximately $67,304 in cash flows from net rental income as of December 31, 2009. Our only other cash flows from operating activities have been $3,036 in interest earned on the short term investment of our cash.

We have used $9,691,004 in net cash flows from investing activities through December 31, 2009, which consists of $1,000 for an investment in a related party, $78,125 for our investment in an unconsolidated entity and $9,611,879 for the purchase of our first property, Merrimack Village Center.

The net cash flows from financing activities for the year ended December 31, 2009 totals $25,369,336 and consists primarily of $29,128,976 from the sale of our stock in our “best efforts” offering, $65,787 from our DRP, and $1,429,054 advanced from our sponsor for offering costs, net of $5,155,077 used to pay offering costs and $20,000 used to pay loan fee deposits related to financing Merrimack Village Center.

As of December 31, 2009, we had paid distributions in the amount of $96,035 which were funded by the company through capital contributions by our sponsor.  Our sponsor has not received, and will not receive, any additional shares of our common stock for making these contributions.  Our sponsor previously invested $200,000 at the time of our formation. We did not use any of this initial $200,000 contribution to fund these distributions. There is no assurance that our sponsor will continue to contribute monies to fund future distributions.  The amount and timing of distributions may vary.

Results of Operations

The following discussion is based primarily on our consolidated financial statements for the year ended December 31, 2009.  Although our results of operations include income and expenses incurred for the calendar year 2009, we did not purchase our first property until December 11, 2009.  Our net GAAP loss applicable to common shares was $296,933 and included the following components for 2009.

Gross revenue for 2009 totaled $96,243 which consisted of $64,175 in tenant rental income and $32,068 in property operating expense recoveries from tenants.  Property operating expenses and real estate taxes for 2009 totaled $34,173 and primarily consisted of costs of owning and maintaining investment property, real estate taxes, insurance and other maintenance costs.

Organizational expenses for 2009 totaled $60,042 and primarily consisted of legal and other costs to form the company.

General and administrative expenses for 2009 totaled $273,378 and primarily consisted of legal, audit and other professional fees, acquisition related expenses, insurance, board of director fees, as well as certain salary, information technology and other administrative cost reimbursements paid to our Business Manager and affiliates.

Depreciation and amortization expenses for 2009 totaled $28,619 and are a result of depreciation on Merrimack Village Center in the amount of $16,714 and amortization expense resulting from the amortization of acquired lease intangible assets totaling $11,905.

Interest income for 2009 totaled $3,036 and was earned from the short term investment of our cash.

 Investment in Unconsolidated Entity

In 2009, we became a member of a limited liability company formed as an insurance association captive (the “Insurance Captive”), which is owned in equal proportions by us and three other REITS sponsored by the company’s sponsor and serviced by an affiliate of our Business Manager.  The Insurance Captive was formed initially to insure/reimburse the members’ deductible obligations for the first $100,000 of property insurance and $100,000 of general liability insurance.  We entered into the Insurance Captive to stabilize insurance costs, manage our exposures and recoup expenses through the functions of the captive program.  For additional discussion of our investment in the Insurance Captive, please refer to the cash flow analysis section of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Notes to our Consolidated Financial Statements.

Critical Accounting Policies

The preparation of financial statements in conformity with United States generally accepted accounting principles, or “GAAP,” requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related notes.  This section discusses those critical accounting policies and estimates which may impact the company’s financial reporting in future periods.  These judgments may result from the need to make estimates about the effect of matters that are inherently uncertain.  Critical accounting policies discussed in this section are not to be confused with GAAP.  GAAP requires information in financial statements about accounting principles, methods used and disclosures pertaining to significant estimates.  This discussion summarizes our current views on what is expected to be taken into consideration upon the application of those policies.

Consolidation.  We consolidate the accounts of our wholly-owned subsidiaries.  All intercompany balances and transactions will be eliminated in consolidation.

Offering and Organizational Costs. Costs associated with the offering will be deferred and charged against the gross proceeds of the offering upon the sale of shares.  Formation and organizational costs will be expensed as incurred.

Cash and Cash Equivalents.  We consider all demand deposits and money market accounts and all short-term investments with a maturity of three months or less, at the date of purchase, to be cash equivalents. We maintain our cash and cash equivalents at financial institutions.  The combined account balances at one or more institutions periodically exceed the Federal Depository Insurance Corporation (“FDIC”) insurance coverage and, as a result, there will be a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage.  We believe that the risk is not significant, as we do not anticipate the financial institutions’ non-performance.

Restricted Cash.  Restricted cash and the offsetting liability, which is recorded in accounts payable and accrued expenses in the accompanying consolidated balance sheets, consist of funds received from investors relating to shares of the company to be purchased by such investors.

Revenue Recognition.  We will commence revenue recognition on our leases based on a number of factors.  In most cases, revenue recognition under a lease will begin when the lessee takes possession of or controls the physical use of the leased asset.  Generally, this will occur on the lease commencement date.  The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins.  If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset will be the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease.  In these circumstances, we will begin revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements.  We will consider a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes.  The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment.

We will recognize rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable in the accompanying consolidated balance sheets.  Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decreases in the later years of a lease.  We periodically will review the collectability of outstanding receivables.  Allowances will be taken for those balances that we deem to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses will be accrued as revenue in the period the applicable expenses are incurred.  We will make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to differ from the estimated reimbursement.

We will recognize lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and amounts due are considered collectible. Upon early lease termination, we will provide for losses related to unrecovered intangibles and other assets.

As a lessor, we defer the recognition of contingent rental income, such as percentage rent, until the specified target that triggered the contingent rental income is achieved.

Valuation of Accounts and Rents Receivable.  We will take into consideration certain factors that require judgments to be made as to the collectability of receivables.  Collectability factors taken into consideration are the amounts outstanding, payment history and financial strength of the tenant, which taken as a whole determines the valuation.

Capitalization and Depreciation. Real estate acquisitions are recorded at cost less accumulated depreciation.  Improvement and betterment costs are capitalized, and ordinary repairs and maintenance are expensed as incurred.

Costs in connection with the acquisition of real estate properties and businesses are expensed as incurred.

Depreciation expense is computed using the straight line method.  Building and improvements are depreciated based upon estimated useful lives of 30 years for building and improvements and 5-15 years for furniture, fixtures and equipment and site improvements.

Tenant improvements are amortized on a straight line basis over the life of the related lease as a component of depreciation and amortization expense.

Leasing fees are amortized on a straight-line basis over the life of the related lease as a component of depreciation and amortization.

Loan fees are amortized on a straight-line basis, which approximates the effective interest method, over the life of the related loans as a component of interest expense.

The portion of the purchase price allocated to acquired above market lease costs and acquired below market lease costs will be amortized on a straight-line basis over the life of the related lease as an adjustment to net rental income.  Acquired in-place lease costs and other leasing costs will be amortized on a straight-line basis over the life of the related lease as a component of amortization expense.  The portion of the purchase price allocated to acquired in-place lease costs will be amortized on a straight line basis over the life of the related lease.

Cost capitalization and the estimate of useful lives require judgment and include significant estimates that can and do change.

Fair Value Measurements.  We will estimate fair value using available market information and valuation methodologies we believe to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that would be realized upon disposition.

We define fair value based on the price that would be received upon sale of an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.  We establish a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

•

Level 1 — Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•

Level 2 — Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Acquisition of Investment Property.  We will be required to allocate the purchase price of each acquired investment property between land, building and improvements, acquired above market and below market leases, in-place lease value, and any assumed financing that is determined to be above or below market terms.  In addition, we will be required to allocate a portion of the purchase price to the value of customer relationships, if any.  The allocation of the purchase price is an area that requires judgment and significant estimates.  We will use the information contained in the independent appraisal obtained at acquisition as the primary basis for the allocation to land and building and improvements.  The aggregate value of intangibles is measured based on the difference between the stated price and the property value calculation as if vacant.  We will determine whether any financing assumed is above or below market based upon comparison to similar financing terms for similar investment properties.  We also will allocate a portion of the purchase price to the estimated acquired in-place lease costs based on estimated lease execution costs for similar leases as well as lost rent payments during assumed lease up period when calculating as if vacant fair values.  We also will evaluate each acquired lease based upon current market rates at the acquisition date and we will consider various factors including geographical location, size and location of leased space within the investment property, tenant profile and the credit risk of the tenant in determining whether the acquired lease is above or below market lease costs.  After an acquired lease is determined to be above or below market lease costs, we will allocate a portion of the purchase price to such above or below acquired lease costs based upon the present value of the difference between the contractual lease rate and the estimated market rate.  The determination of the discount rate used in the present value calculation is based upon the “risk free rate.”  This discount rate is a significant factor in determining the market valuation which will require our judgment of subjective factors such as market knowledge, economics, demographics, location, visibility, age and physical condition of the property.

Impairment of Investment Property.  We will assess the carrying values of our respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review our assets for recoverability, we consider current market conditions, as well as our intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary. If our analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, we will recognize an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

We estimate the future undiscounted cash flows based on our intent as follows: (i) for real estate properties that we intend to hold long-term, including land held for development, properties currently under development and operating buildings, recoverability is assessed based on the estimated future net rental income from operating the property; and (ii) for real estate properties that we intend to sell, including land parcels, properties currently under development and operating buildings, recoverability is assessed based on estimated proceeds from disposition that are estimated based on future net rental income of the property and expected market capitalization rates.

The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan we use to manage our underlying business. However assumptions and estimates about future cash flows, discount rates and capitalization rates are complex and subjective. Changes in economic and operating conditions and our ultimate investment intent that occur subsequent to the impairment analyses could impact these assumptions and result in future impairment charges of the real estate properties.

In addition, we will evaluate our equity method investments for impairment indicators.  The valuation analysis considers the investment positions in relation to the underlying business and activities of our investments.

Investment in Marketable Securities.  We will assess our investments in marketable securities for changes in the market value of the investments.   A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary, will result in an impairment to reduce the carrying amount to fair value.  The impairment will be charged to earnings and a new cost basis for the security will be established.  To determine whether an impairment is other-than-temporary, we will consider whether we have the ability and intent to hold the investment until a market price recovery and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary.  Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.  We will consider the following factors in evaluating our securities for impairments that are other than temporary:

•

declines in the REIT and overall stock market relative to our security positions;

•

the estimated net asset value (“NAV”) of the companies we invest in relative to their current market prices;

•

future growth prospects and outlook for companies using analyst reports and company guidance, including dividend coverage, NAV estimates and growth in “funds from operations,” or “FFO;” and

•

duration of the decline in the value of the securities.

Partially-Owned Entities.  We will consolidate the operations of a joint venture if we determine that we are either the primary beneficiary of a variable interest entity or have substantial influence and control of the entity.  The primary beneficiary is the party that absorbs a majority of the entity’s expected losses or residual returns.  There are significant judgments and estimates involved in determining the primary beneficiary of a variable interest entity or the determination of who has control and influence of the entity.  If we consolidate an entity, the assets, liabilities and results of operations of a variable interest entity will be included in our consolidated financial statements.

In instances where we are not the primary beneficiary of a variable interest entity or we do not control the joint venture, we will use the equity method of accounting.  Under the equity method, the operations of a joint venture are not consolidated with our operations but instead our share of operations would be reflected as equity in earnings (loss) on unconsolidated joint ventures on our consolidated statements of operations.  Additionally, our net investment in the joint venture would be reflected as investment in and advances to joint venture as an asset on the consolidated balance sheets.

Acquisition of Businesses.  Acquisitions of businesses, if any, will be accounted for using purchase accounting.  The assets and liabilities of the acquired entities will be recorded using the fair value at the date of the transaction and allocated to tangible and intangible assets.  Any additional amounts will be allocated to goodwill as required, based on the remaining purchase price in excess of the fair value of the tangible and intangible assets acquired and liabilities assumed.  We will amortize identified intangible assets that are determined to have finite lives, which are based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the business acquired.  Intangible assets subject to amortization will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss will be recognized if the carrying amount of an intangible asset, including the related real estate when appropriate, is not recoverable and the carrying amount exceeds the estimated fair value.

Goodwill.  Amounts accounted for goodwill will not be amortized, but instead evaluated for impairment at least annually.  The goodwill impairment test is a two-step test.  Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement).  Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.

REIT Status.  We have qualified and have elected to be taxed as a REIT beginning with the tax year ended December 31, 2009.  In order to qualify as a REIT, we are required to distribute at least 90% of our REIT taxable income to our stockholders.  We must also meet certain asset and income tests, as well as other requirements.  We will monitor the business and transactions that may potentially impact our REIT status.  If we fail to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, we will be subject to federal (including any applicable alternative minimum tax) and state income tax on our taxable income at regular corporate rates.

Contractual Obligations

We had no contractual obligations as of December 31, 2009.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Inflation

The real estate market has not been affected significantly by inflation in the past three years due to the relatively low inflation rate.  With the exception of leases with tenants in multi-family properties, we expect to include provisions in the majority of our tenant leases designed to protect us from the impact of inflation.  These provisions will include reimbursement billings for operating pass-through charges, real estate tax and insurance reimbursements on a per square foot basis, or in some cases, annual reimbursement of operating expenses above a certain per square foot allowance.  Due to the long-term nature of leases, the leases may not reset frequently enough to cover inflation.  Leases in multi-family properties typically turn-over once a year and do not present the same issue regarding inflation protection.

Subsequent Events

On December 9, 2009, January 13, 2010, February 10, 2010 and March 10, 2010, our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on January 1, 2010 through the close of business on April 30, 2010.  Distributions were declared in a daily amount equal to $0.00164384 per share, which if paid each day for a 365-year period, would equate to a 6.0% annualized rate based on a purchase price of $10.00 per share.  Distributions were and will continue to be paid monthly in arrears, as follows:

•

On January 4, 2010, total distributions declared for the month of December 2009 were paid in the amount equal to $116,379, of which $37,690 was paid in cash and $78,689 was reinvested through our DRP for an additional 8,283 shares of common stock.

•

On February 1, 2010, total distributions declared for the month of January 2010 were paid in the amount equal to $183,700, of which $57,721 was paid in cash and $125,979 was reinvested through our DRP for an additional 13,261 shares of common stock.

•

On March 3, 2010, total distributions declared for the month of February 2010 were paid in the amount equal to $231,568, of which $76,130 was paid in cash and $155,438 was reinvested through our DRP for an additional 16,362 shares of common stock.

•

Distributions declared for the month of March 2010 will be paid no later than April 5, 2010.

•

Distributions declared for the month of April 2010 will be paid no later than May 7, 2010.

We did not use any of the net proceeds from our offering to fund these distributions.  The monies needed to pay distributions declared for December, January and February were funded from capital contributions from our sponsor.  Our sponsor has not received, and will not receive, any additional shares of our common stock for making any of these contributions.  Our sponsor previously invested $200,000 at the time of our formation. We did not use any of this initial $200,000 contribution to fund these distributions. There is no assurance that our sponsor will continue to contribute monies to fund future distributions.  The amount and timing of distributions may vary.

On February 11, 2010, we placed on deposit an additional $15,000,000 in a previously established money market account maintained at a state chartered bank which is partially owned by parties affiliated with the sponsor.

On February 11, 2010, Inland Diversified Merrimack Village, L.L.C., our wholly owned subsidiary and the owner of Merrimack Village Center, entered into a loan with Delta Community Credit Union for approximately $5.4 million, secured by Merrimack Village Center.  The loan requires us to pay interest only at an annual rate of 6.5% for the first twenty-four months of the loan term and then requires monthly payments of principal and interest, based on a thirty year amortization schedule until maturity on March 1, 2015.

On February 18, 2010, we acquired, through our wholly owned subsidiary, Inland Diversified Kissimmee Pleasant Hill, L.L.C., a fee simple interest in a 70,642 square foot grocery-anchored retail center known as Pleasant Hill Commons, located in Kissimmee, Florida.  We purchased the property from an unaffiliated third party for approximately $12.4 million in cash.  We used offering proceeds to fund this acquisition.

As of March 25, 2010, the company has raised total equity, net of commissions, the marketing contribution, and due diligence expense reimbursements, the majority of which are reallowed to third party soliciting dealers, of approximately $60.3 million and issued approximately 6.7 million shares of common stock from our offering.

Quantitative and Qualitative Disclosures About Market Risk

We may be exposed to interest rate changes primarily as a result of long-term debt used to maintain liquidity and fund capital expenditures and expand our real estate investment portfolio and operations.  We will seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs.  We currently have limited exposure to financial market risks. As of December 31, 2009, we had no outstanding debt.

We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets and investments in commercial mortgage-backed securities.  Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements.  Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy.  If we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to both credit risk and market risk.  Credit risk is the failure of the counterparty to perform under the terms of the derivative contract.  If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us.  If the fair value of a derivative contract is negative, we will owe the counterparty and, therefore, do not have credit risk.  We will seek to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties.  Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates.  The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

With regard to variable rate financing, our Business Manager will assess our interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.  Our Business Manager will maintain risk management control systems to monitor interest rate cash flow risk attributable to both of our outstanding or forecasted debt obligations as well as our potential offsetting hedge positions.  While this hedging strategy will be designed to minimize the impact on our net income and funds from operations from changes in interest rates, the overall returns on your investment may be reduced.  Our board has not yet established policies and procedures regarding our use of derivative financial instruments for hedging or other purposes.

Plan of Distribution

Status of the Offering

The following updates the section of the prospectus captioned “Plan of Distribution – Status of the Offering,” which was inserted to the prospectus in Supplement No. 12.

During the month of March 2010, we accepted investors’ subscriptions to this offering and issued approximately 1,415,000 shares of our common stock, resulting in aggregate gross offering proceeds of approximately $14.0 million.  The following table provides information regarding the total shares sold in our offering as of March 31, 2010.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	6,914,513	68,821,090	6,578,201	62,242,889

Shares sold pursuant to our distribution reinvestment plan:	44,831	425,893	–	425,893

Total:	6,979,344	$69,446,983	$6,578,201	$62,868,782

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

EXPERTS

The following supersedes the first paragraph of the section of the prospectus captioned “Experts,” which begins on page 224, and all other similar discussions throughout the prospectus.

The consolidated financial statements of Inland Diversified Real Estate Trust, Inc. as of December 31, 2009 and 2008, and for the year ended December 31, 2009 and the period from June 30, 2008 (inception) through December 31, 2008 and related financial statement schedule, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Consolidated Financial Statements

The following financial statements update the financial statements contained in the section captioned “Financial Statements,” which begins on page F-1 of the prospectus.

Schedules not filed:

All schedules other than the one listed in the Index have been omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Inland Diversified Real Estate Trust, Inc.:

We have audited the accompanying consolidated balance sheets of Inland Diversified Real Estate Trust, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2009 and the period from June 30, 2008 (inception) through December 31, 2008. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule III.  These consolidated financial statements are the responsibility of the management of Inland Diversified Real Estate Trust, Inc. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule III based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inland Diversified Real Estate Trust, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the year ended December 31, 2009 and the period from June 30, 2008 (inception) through December 31, 2008, in conformity with U.S. generally accepted accounting principles.  Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chicago, Illinois
March 26, 2010

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

(A Maryland Corporation)

Consolidated Balance Sheets

Assets	December 31, 2009	December 31, 2008
Assets:
Investment property (Note 3):
Land	$2,500,000	$-
Building and improvements	5,654,068	-
Total	8,154,068	-
Less accumulated depreciation	(16,714)	-
Net investment property	8,137,354	-
Cash and cash equivalents	15,736,208	399,798
Restricted cash (Note 2)	79,404	-
Investment in unconsolidated entity (Note 5)	187,500	-
Accounts and rents receivable	17,211	-
Investment in related party (Note 6)	1,000	-
Acquired lease intangibles, net (Note 2)	2,041,780	-
Deferred costs	20,000	-
Other assets	218,841	-
Deferred offering costs	-	899,163
Total assets	$26,439,298	$1,298,961

Liabilities and Stockholders’ Equity

Liabilities:
Accrued offering expenses	$267,036	$102,283
Accounts payable and accrued expenses	201,848	35,145
Distributions payable	116,379	-
Advance rent and other liabilities	106,845	-
Acquired below market lease intangibles, net (Note 2)	509,145	-
Due to related parties (Note 6)	2,460,161	1,031,107
Total liabilities	3,661,414	1,168,535

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $.001 par value, 40,000,000 shares authorized, none outstanding	-	-
Common stock, $.001 par value, 2,460,000,000 shares authorized, 2,958,096 and 20,000 shares issued and outstanding as of December 31, 2009 and 2008, respectively.	2,958	20
Additional paid in capital, net of offering costs of $6,218,993 and $0 as of December 31, 2009 and 2008, respectively.	23,353,847	199,980
Retained deficit	(578,921)	(69,574)

Total stockholders’ equity	22,777,884	130,426

Total liabilities and stockholders’ equity	$26,439,298	$1,298,961

See accompanying notes to the consolidated financial statements.

 INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Consolidated Statements of Operations

	Year ended	Period from June 30, 2008 (inception) through
	December 31, 2009	December 31, 2008

Income:
Rental income	$64,175	$-
Tenant recovery income	32,068	-

Total income	96,243	-

Expenses:
Organizational expenses	60,042	22,988
General and administrative expenses to related parties	56,948	2,366
General and administrative expenses to non-related parties	216,430	44,220
Property operating expenses to non- related parties	21,838	-
Real estate taxes	12,335	-
Depreciation and amortization	28,619	-

Total expenses	396,212	69,574

Operating loss	$(299,969)	$(69,574)

Interest income	3,036	-

Net loss applicable to common shares	$(296,933)	$(69,574)

Net loss applicable to common stockholders per common share, basic and diluted (Note 8)	$(0.81)	$(3.48)
Weighted average number of common shares outstanding, basic and diluted	367,888	20,000

See accompanying notes to the consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Consolidated Statements of Stockholders’ Equity

For the year ended December 31, 2009 and the period from June 30, 2008 (inception) through December 31, 2008

	Number of Shares	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
Balance at June 30, 2008	-	$-	$-	$-	$-

Proceeds from offering	20,000	20	199,980	-	200,000
Net loss applicable to common shares	-	-	-	(69,574)	(69,574)

Balance at December 31, 2008	20,000	$20	$199,980	$(69,574)	$130,426

Distributions declared	-	-	-	(212,414)	(212,414)
Proceeds from offering	2,931,171	2,931	29,211,045	-	29,213,976
Offering costs	-	-	(6,218,993)	-	(6,218,993)
Proceeds from distribution reinvestment program	6,925	7	65,780	-	65,787
Contributions from sponsor	-	-	96,035	-	96,035
Net loss applicable to common shares	-	-	-	(296,933)	(296,933)

Balance at December 31, 2009	2,958,096	$2,958	$23,353,847	$(578,921)	$22,777,884

See accompanying notes to the consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Consolidated Statements of Cash Flows

	Year ended	Period from June 30, 2008 (inception) through
	December 31, 2009	December 31, 2008
Cash flows from operations:
Net loss	$(296,933)	$(69,574)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	28,619	-
Amortization of acquired above market leases	455	-
Amortization of acquired below market leases	(2,543)	-
Straight-line rental income	(5,396)	-
Changes in assets and liabilities:
Accounts and rents receivable	(11,815)	-
Accounts payable and other liabilities	68,907	35,145
Other assets	(123,216)	-

Net cash flows used in operating activities	(341,922)	(34,429)

Cash flows from investing activities:
Investment in related party	(1,000)	-
Purchase of investment property	(9,611,879)	-
Investment in unconsolidated entity	(78,125)	-

Net cash flows used in investing activities	(9,691,004)	-

Cash flows from financing activities:
Proceeds from offering	29,128,976	200,000
Proceeds from the dividend reinvestment program	65,787	-
Payment of offering costs	(5,155,077)	(796,880)
Payment of loan fees and deposits	(20,000)	-
Distributions paid	(96,035)	-
Increase in restricted cash	(79,404)	-
Due to related parties	1,429,054	1,031,107
Contributions from sponsor	96,035	-

Net cash flows provided by financing activities	25,369,336	434,227

Net increase in cash and cash equivalents	15,336,410	399,798
Cash and cash equivalents, at beginning of period	399,798	-

Cash and cash equivalents, at end of period	$15,736,208	$399,798

See accompanying notes to the consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Consolidated Statements of Cash Flows

(continued)

	Year ended	Period from June 30, 2008 (inception) through
	December 31, 2009	December 31, 2008

Supplemental disclosure of cash flow information:
In conjunction with the purchase of investment property, the Company acquired assets and assumed liabilities as follows:
Land	$2,500,000	$-
Building and improvements	5,654,068	-
Acquired in-place lease intangibles	2,000,000	-
Acquired above market lease intangibles	54,140	-
Acquired below market lease intangibles	(511,688)	-
Security deposits and advanced rent	(95,266)	-
Other assets	10,625	-
Purchase of investment property	$9,611,879	$-

Supplemental schedule of non-cash investing and financing activities:

Distributions payable	$116,379	$-

Accrued offering costs payable	$267,036	$102,283

See accompanying notes to the consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Notes To Consolidated Financial Statements

December 31, 2009 and 2008

 (1)  Organization

Inland Diversified Real Estate Trust, Inc. (the “Company” which may be referred to as the “Company,” “we,” “us,” or “our”) was formed on June 30, 2008 (inception) to acquire, and develop a diversified portfolio of commercial real estate investments located in the United States and Canada.  The Company has entered into a Business Management Agreement (the “Agreement”) with Inland Diversified Business Manager & Advisor, Inc. (the “Business Manager”), to be the Business Manager to the Company.  The Business Manager is a related party to our sponsor, Inland Real Estate Investment Corporation (the “Sponsor”). In addition, Inland Diversified Real Estate Services LLC, Inland Diversified Asset Services LLC, Inland Diversified Leasing Services LLC and Inland Diversified Development Services LLC, which are indirectly controlled by the four principals of The Inland Group, Inc. (collectively, the “Real Estate Managers”), will serve as the Company’s real estate managers. The Company is authorized to sell up to 500,000,000 shares of common stock (“Shares”) at $10 each in an initial public offering (the “Offering”) which commenced on August 24, 2009 and up to 50,000,000 shares at $9.50 each issuable pursuant to the Company’s distribution reinvestment plan (“DRP”).

The Company will provide the following programs to facilitate investment in the Company’s shares and to provide limited liquidity for stockholders.

The Company will allow stockholders who purchase shares in the Offering to purchase additional shares from the Company by automatically reinvesting distributions through the DRP, subject to certain share ownership restrictions. Such purchases under the DRP will not be subject to selling commissions or the marketing contribution and due diligence expense allowance, and are made at a price of $9.50 per share.

The Company is authorized to repurchase shares under the share repurchase program (“SRP”), if requested, subject to, among other conditions, funds being available.  In any given calendar month, proceeds used for the SRP cannot exceed the proceeds from the DRP, for that month.  In addition, the Company will limit the number of shares repurchased during any calendar year to 3% of the number of shares of common stock outstanding on December 31st of the previous year.   In the case of repurchases made upon the death of a stockholder, however, the Company is authorized to use any funds to complete the repurchase, and neither the limit regarding funds available from the DRP nor the 3% limit will apply.  The SRP will be terminated if the Company’s shares become listed for trading on a national securities exchange.  In addition, the Company’s board of directors, in its sole direction, may amend, suspend or terminate the SRP.

The fiscal year-end of the Company is December 31.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Notes To Consolidated Financial Statements

December 31, 2009 and 2008

(2)  Summary of Significant Accounting Policies

General

The accompanying Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Consolidation

The accompanying consolidated financial statements of the Company include the accounts of its wholly-owned subsidiary, Inland Diversified Merrimack Village, L.L.C. (Note 3).  All intercompany balances and transactions have been eliminated in consolidation.

Offering and Organizational Costs

Costs associated with the Offering were deferred and charged against the gross proceeds of the Offering upon the sale of shares.  Formation and organizational costs were expensed as incurred.

Cash and Cash Equivalents

The Company considers all demand deposits and money market accounts and all short-term investments with a maturity of three months or less, at the date of purchase, to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The combined account balances at one or more institutions periodically exceed the Federal Depository Insurance Corporation (“FDIC”) insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company believes that the risk is not significant, as the Company does not anticipate the financial institutions’ non-performance.

Restricted Cash

Restricted cash and the offsetting liability, which is recorded in accounts payable and accrued expenses, consist of funds received from investors as of December 31, 2009 relating to shares of the Company to be purchased by such investors.

Revenue Recognition

The Company commences revenue recognition on its leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If the Company is the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete. If the Company concludes it is not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease.  In these circumstances, the Company begins revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. The Company considers a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Notes To Consolidated Financial Statements

December 31, 2009 and 2008

Rental income is recognized on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable in the accompanying consolidated balance sheets.  Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decreases in the later years of a lease.  The Company periodically reviews the collectability of outstanding receivables.  Allowances are taken for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenses are incurred. The Company makes certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. The Company does not expect the actual results to materially differ from the estimated reimbursement.

The Company records lease termination income if there is a signed termination agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and amounts due are considered collectible. Upon early lease termination, the Company provides for gains or losses related to unrecovered intangibles and other assets.

As a lessor, the Company defers the recognition of contingent rental income, such as percentage rent, until the specified target that triggered the contingent rental income is achieved.

Capitalization and Depreciation

Real estate acquisitions are recorded at cost less accumulated depreciation.  Improvement and betterment costs are capitalized, and ordinary repairs and maintenance are expensed as incurred.

Costs in connection with the acquisition of real estate properties and businesses are expensed as incurred.

Depreciation expense is computed using the straight line method.  Building and improvements are depreciated based upon estimated useful lives of 30 years for building and improvements and 5-15 years for furniture, fixtures and equipment and site improvements.

Tenant improvements are amortized on a straight line basis over the life of the related lease as a component of depreciation and amortization expense.

Leasing fees are amortized on a straight-line basis over the life of the related lease as a component of depreciation and amortization.

Loan fees are amortized on a straight-line basis, which approximates the effective interest method, over the life of the related loans as a component of interest expense.

Fair Value Measurements

The Company has estimated fair value using available market information and valuation methodologies the Company believes to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that would be realized upon disposition.

The Company defines fair value based on the price that would be received upon sale of an asset or the exit price that

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Notes To Consolidated Financial Statements

December 31, 2009 and 2008

would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Company establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

•

Level 2 — Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts and rents receivable, other investments, accrued offering expenses, accounts payable and accrued expenses, other liabilities, and due to related parties.  At December 31, 2009 and 2008, the carrying values of cash equivalents, restricted cash, accounts and rents receivable, accrued offering expenses, accounts payable and accrued expenses, other liabilities, and due to related parties approximates their estimated fair values due to the short maturity of these instruments.  The purchase price of Merrimack Village Center was allocated at estimated fair value based on Level 3 inputs from a third party appraisal.

Acquisition of Real Estate Properties and Real Estate Businesses

Upon acquisition, the Company allocates the purchase price of properties and businesses based on the fair value of the tangible and intangible assets acquired and liabilities assumed. The portion of the purchase price allocated to acquired above market lease value and acquired below market lease value are amortized on a straight line basis over the term of the related lease as an adjustment to rental income. For below-market lease values, the amortization period includes any renewal periods with fixed rate renewals.  Amortization pertaining to the above market lease value of $455 was recorded as a reduction to rental income for the year ended December 31, 2009.  Amortization pertaining to the below market lease value of $2,543 was recorded as an increase to rental income for the year ended December 31, 2009.

The portion of the purchase price allocated to acquired in-place lease value is amortized on a straight line basis over the life of the related lease. The Company incurred amortization expense pertaining to acquired in-place lease intangibles of $11,905 for the year ended December 31, 2009.  The portion of the purchase price allocated to customer relationship value is amortized on a straight line basis over the life of the related lease.  As of December 31, 2009, no amount has been allocated to customer relationship value.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Notes To Consolidated Financial Statements

December 31, 2009 and 2008

The following table summarizes the Company’s identified intangible assets and liabilities as of December 31, 2009.

Intangible assets:
Acquired in-place lease value	$2,000,000
Acquired above market lease value	54,140
Accumulated amortization	(12,360)

Net intangible assets	$2,041,780

Intangible liabilities:
Acquired below market lease value	$511,688
Accumulated amortization	(2,543)

Net intangible liabilities	$509,145

The following table presents the amortization during the next five years related to intangible assets and liabilities for property owned at December 31, 2009.

	2010	2011	2012	2013	2014	Thereafter	Total
Amortization of:
Acquired above
market lease costs	$(5,459)	(5,459)	(5,459)	(5,459)	(5,459)	(26,390)	(53,685)

Acquired below
market lease costs	$30,514	30,514	30,514	30,514	30,514	356,575	509,145

Net rental income
increase	$25,055	25,055	25,055	25,055	25,055	330,185	455,460

Acquired in-place lease asset
	$142,857	142,857	142,857	142,857	142,857	1,273,810	1,988,095

Impairment of Investment Property

The Company assesses the carrying values of our respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review its assets for recoverability, the Company considers current market conditions, as well as its intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary. If the Company’s analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, the Company recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

The Company estimates the future undiscounted cash flows based on management’s intent as follows: (i) for real estate properties that the Company intends to hold long-term, including land held for development, properties currently under development and operating buildings, recoverability is assessed based on the estimated future net rental income from

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Notes To Consolidated Financial Statements

December 31, 2009 and 2008

operating the property; and (ii) for real estate properties that the Company intends to sell, including land parcels, properties currently under development and operating buildings, recoverability is assessed based on estimated proceeds from disposition that are estimated based on future net rental income of the property and expected market capitalization rates.

The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan the Company uses to manage its underlying business. However assumptions and estimates about future cash flows, discount rates and capitalization rates are complex and subjective. Changes in economic and operating conditions and the Company’s ultimate investment intent that occur subsequent to the impairment analyses could impact these assumptions and result in future impairment charges of the real estate properties.

During the year ended December 31, 2009, the Company incurred no impairment charges.

Recent Accounting Pronouncements

Guidance issued in June 2009 amends previously issued guidance related to consolidation. These changes eliminate certain scope exceptions previously permitted, provide additional guidance for determining whether an entity is a variable interest entity and require companies to more frequently reassess whether they must consolidate variable interest entities. The changes also replace the previously required quantitative approach to determining the primary beneficiary of a variable interest entity with a requirement for an enterprise to perform a qualitative analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. Changes are effective as of the beginning of the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The adoption of this new guidance will not have an impact on the Company’s consolidated financial statements as there are no changes to which entities will be consolidated at this time.

Guidance issued in January 2010, provides additional requirements and clarifies existing disclosures about fair value measurements. The guidance requires entities to provide fair value measurement disclosures for each “class” of assets and liabilities, as opposed to the previous guidance which required disclosures by “major category” of assets and liabilities. The term “major category” was often interpreted to be a line item on the statement of financial position, whereas the term “class” represents a subset of assets or liabilities within a line item in the statement of financial position, thus expanding on the level of disaggregation. The guidance also requires an entity to disclose the amounts of significant transfers between Levels 1 and 2, and all significant transfers into and out of Level 3 of the fair value hierarchy.  Furthermore, entities are required to disclose the reasons for those transfers, and the entity’s policy for determining when transfers between levels are recognized. A description of the valuation techniques and inputs used to determine the fair value of each class of assets or liabilities for Levels 2 and 3 must also be disclosed, including any valuation technique changes and the reason for those changes. This update further amends the reconciliation of the beginning and ending balances of Level 3 recurring fair value measurements, requiring a separate disclosure of total gains and losses recognized in other comprehensive income and disclosing separately purchases, sales, issuances, and settlements, as opposed to net as previously required. The guidance is effective for periods ending after December 15, 2009. The adoption of the guidance did not have an impact on the consolidated financial statements.

Guidance issued in January 2010 clarifies the accounting for distributions to shareholders with components of stock and cash. Prior to this amendment, it was unclear as to whether the stock portion of a distribution should be accounted for as a new share issuance that is reflected in earnings per share prospectively or as a stock dividend by retroactively restating shares outstanding and earnings per share for all periods presented. The amendment clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance and is reflected in EPS prospectively and is not a stock dividend. The guidance is effective for periods ending after December 15, 2009. The adoption of the guidance did not have an impact on the consolidated financial statements.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Notes To Consolidated Financial Statements

December 31, 2009 and 2008

(3)  Investment Property

On December 11, 2009, the Company, through Inland Diversified Merrimack Village, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in an 82,292 square foot grocery anchored retail center known as Merrimack Village Center (the “Property”), located in Merrimack, New Hampshire.  The Company purchased the property from an unaffiliated third party for a gross purchase price of approximated $9.8 million in cash.  The Company funded this purchase with proceeds from our Offering. During the year ended December 31, 2009, the Company incurred $28,001 of acquisition and transaction related costs that were recorded in general and administrative expenses in the consolidated statement of operations.

The following condensed pro forma financial information is presented as if the acquisition of the Property had been consummated as of January 1, 2009 for the pro forma year ended December 31, 2009 and as of June 30, 2008 for the pro forma period June 30, 2008 (inception) through December 31, 2008.  The following condensed pro forma financial information is not necessarily indicative of what actual results of operations of the Company would have been assuming the acquisition had been consummated as of January 1, 2009 for the pro forma year ended December 31, 2009 and June 30, 2008 for the pro forma period June 30, 2008 (inception) through December 31, 2008, nor does it purport to represent the results of operations for future periods.

	For the Year Ended December 31, 2009
	Historical	Merrimack Village Center	As Adjusted

Total income	$96,243	1,277,637	1,373,880

Net income (loss)	$(296,933)	78,598	(218,335)

	For the Period June 30, 2008 (inception) through December 31, 2008

	Historical	Merrimack Village Center	As Adjusted

Total income	$-	661,749	661,749

Net income (loss)	$(69,574)	59,412	(10,162)

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Notes To Consolidated Financial Statements

December 31, 2009 and 2008

(4)

Operating Leases

Minimum lease payments to be received under operating leases, assuming no expiring leases are renewed, are as follows:

Minimum Lease
Payments
2010	1,036,276
2011	1,006,966
2012	1,026,837
2013	1,030,659
2014	891,260
Thereafter	9,107,765
Total	$14,099,763

The remaining lease terms range from one year to 17 years.  The majority of the revenue from the Company’s property consists of rents received under long-term operating leases.  Some leases provide for the payment of fixed base rent paid monthly in advance, and for the reimbursement by tenants to the Company for the tenant’s pro rata share of certain operating expenses including real estate taxes, special assessments, insurance, utilities, common area maintenance, management fees, and certain building repairs paid by the Company and recoverable under the terms of the lease.  Under these leases, the Company pays all expenses and is reimbursed by the tenant for the tenant’s pro rata share of recoverable expenses paid.  Under leases where all expenses are paid by the Company, subject to reimbursement by the tenant, the expenses are included within property operating expenses and reimbursements are included in tenant recovery income on the Consolidated Statements of Operations.

(5)

Unconsolidated joint venture

The Company is a member of a limited liability company formed as an insurance association captive (the “Insurance Captive”), which is owned in equal proportions by the Company and three other REITs sponsored by the Company’s Sponsor, Inland Real Estate Corporation, Inland Western Retail Real Estate Trust, Inc., and Inland American Real Estate Trust, Inc. and serviced by an affiliate of the Business Manager, Inland Risk and Insurance Management Services Inc.  The Insurance Captive was formed to initially insure/reimburse the members’ deductible obligations for the first $100,000 of property insurance and $100,000 of general liability insurance.  The Company entered into the Insurance Captive to stabilize its insurance costs, manage its exposures and recoup expenses through the functions of the captive program.  This entity is considered to be a variable interest entity (VIE) as defined in GAAP and the Company is not considered to be the primary beneficiary.  Therefore, this investment is accounted for utilizing the equity method of accounting.

Joint Venture	Description	Ownership %	Investment at December 31, 2009	Investment at December 31, 2008

Oak Property & Casualty LLC	Insurance Captive	25%	$187,500	$-

			$187,500	$-

The Company entered into a contribution agreement to pay $187,500 in twelve equal installments in exchange for a twenty-five percent membership interest in the Insurance Captive.  At December 31, 2009, $109,375 of this obligation remained unpaid.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Notes To Consolidated Financial Statements

December 31, 2009 and 2008

Financial Information of Unconsolidated Joint Venture

Summarized financial information for the unconsolidated joint venture is as follows:

December 31, 2009 (unaudited)
Balance Sheet:
Assets:
Cash and cash equivalents	$6,590,027
Restricted cash	3,410,000
Other assets	5,209,829

Total Assets	$15,209,856

Liabilities and Members’ Equity:

Liabilities	$8,308,088
Members’ equity	6,901,768

Total Liabilities and Members’ Equity	$15,209,856

Statements of Operations:
Revenues	$4,712,011

Operating expenses and general and administrative expenses	3,479,361

Net income	$1,232,650
Our share of:
Net income	$-

The Company’s share of net income from its investment in the unconsolidated entity is based on the ratio of each member’s premium contribution to the venture.  For the year ended December 31, 2009, the Company had no premium contribution and therefore, no allocation of the venture’s net income for the period.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Notes To Consolidated Financial Statements

December 31, 2009 and 2008

(6)  Transactions with Related Parties

During 2008, the Sponsor contributed $200,000 to the capital of the Company for which it received 20,000 shares of common stock.

For the period June 30, 2008 (inception) through December 31, 2008, the Sponsor advanced $1,031,107 for the payment of offering and administrative costs.  For the year ended December 31, 2009, the Sponsor advanced a total of $1,429,054 for the payment of offering and administrative costs and contributed $96,035 to pay distributions.  Our Sponsor has not received, and will not receive, any additional shares of our common stock for making any of these contributions.  In addition, the Company has not used any of the Sponsor’s initial $200,000 contribution to fund distributions.  There is no assurance that our Sponsor will continue to contribute monies to fund future distributions.   The Company intends to continue paying distributions for future periods in the amounts and at times as determined by our board.  The amount and timing of distributions may vary. The Company may pay distributions from the proceeds generated by borrowings.

As of December 31, 2009 and 2008, the Company owed $2,460,161 and $1,031,107, respectively, to our Sponsor related to advances used to pay administrative and offering costs which are included in due to related parties on the accompanying consolidated balance sheets.  These amounts represent non-interest bearing advances made by the Sponsor, which the Company intends to repay.

On May 28, 2009, the Company purchased 1,000 shares of common stock in the Inland Real Estate Group of Companies, Inc. for $1,000, which are accounted for under the cost method.

The following table summarizes the Company’s related party transactions incurred for the year ended December 31, 2009 and the period from June 30, 2008 (inception) through December 31, 2008.

		Year Ended	Period June 30, 2008 (inception) through
		December 31, 2009	December 31, 2008
Offering costs	(a)(c)	$ 3,329,675	$ 23,465
Organization costs	(a)(c)	55,772	5,837
General and administrative reimbursement	(b)	56,948	2,366

(a)

A related party of the Business Manager is entitled to receive selling commissions equal to 7.5% of the sale price for each share sold, the marketing contribution equal to 2.5% of the gross offering proceeds from shares sold and a due diligence expense reimbursement of up to 0.5% of the gross offering proceeds (which may, in the Company’s sole discretion, be paid or reimbursed from the marketing contribution or from issuer costs), the majority of which are reallowed to third party soliciting dealers.  In addition, our Sponsor, its affiliates and third parties are entitled to reimbursement for any issuer costs that they pay on our behalf, including any bona fide out-of-pocket, itemized and detailed due diligence expenses not reimbursed from amounts paid or reallowed as a marketing contribution, in an amount not to exceed 5% of the gross offering proceeds.  The Company will not pay selling commissions, the marketing contribution or issuer costs in connection with shares of common stock issued through the distribution reinvestment plan.  Such costs are offset against the stockholders’ equity accounts. A total of $208,773 and $5,974 of offering costs, and $10,000 and $1,333 of organization costs were unpaid as of December 31, 2009 and 2008, respectively, and are included in due to related parties in the accompanying consolidated balance sheets.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Notes To Consolidated Financial Statements

December 31, 2009 and 2008

(b)

The Business Manager and its related parties are entitled to reimbursement for general and administrative expenses of the Business Manager and its related parties relating to the Company’s administration, including acquisition and transaction related costs.  Such costs are included in general and administrative expenses to related parties in the accompanying consolidated balance sheets.  A total of $12,776 and $424 remained unpaid as of December 31, 2009 and 2008, respectively, and is included in due to related parties on the accompanying consolidated balance sheets.

(c)

As of December 31, 2009, the Company had incurred $6,218,993 of offering costs, of which $3,353,140 was paid or accrued to related parties.  Pursuant to the terms of the Offering, the Business Manager has agreed to reimburse the Company all public offering and organizational expenses (excluding sales commissions and the marketing contribution allowances) in excess of 5% of the gross proceeds of the Offering or all organization and offering expenses (including selling commissions and the marketing contribution) which together exceed 15% of gross offering proceeds.  As of December 31, 2009, offering costs did not exceed the 5% and 15% limitations.  The Company anticipates that these costs will not exceed these limitations upon completion of the Offering.  Any excess amounts at the completion of the Offering will be reimbursed by the Business Manager.

Subject to satisfying the criteria described below, the Company will pay the Business Manager a quarterly business management fee equal to a percentage of the Company’s “average invested assets” (as defined in the Offering prospectus), calculated as follows:

(1)

if the Company has declared distributions during the prior calendar quarters just ended, in an amount equal to or greater than an average 7% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.25% of its “average invested assets” for that prior calendar quarter;

(2)

if the Company has declared distributions during the prior calendar quarters just ended, in an amount equal to or greater than an average 6% annualized distribution rate but less than 7% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.1875% of its “average invested assets” for that prior calendar quarter;

(3)

if the Company has declared distributions during the prior calendar quarters just ended, in an amount equal to or greater than an average 5% annualized distribution rate but less than 6% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.125% of its “average invested assets” for that prior calendar quarter; or

(4)

if the Company does not satisfy the criteria in (1), (2) or (3) above in a particular calendar quarter just ended, it will not, except as set forth below, pay a business management fee for that prior calendar quarter.

Assuming that (1), (2) or (3) above is satisfied, the Business Manager may decide, in its sole discretion, to be paid an amount less than the total amount that may be paid.  If the Business Manager decides to accept less in any particular quarter, the excess amount that is not paid may, in the Business Manager’s sole discretion, be waived permanently or accrued, without interest, to be paid at a later point in time.  This obligation to pay the accrued fee terminates if the Company acquires the Business Manager.  For the year ended December 31, 2009, the Business Manager was entitled to a business management fee in the amount equal to $6,060, but permanently waived the entire amount of this fee.

Separate and distinct from any business management fee, the Company will also reimburse the Business Manager or any related party for all expenses that it, or any related party including the Sponsor, pays or incurs on its behalf including the salaries and benefits of persons employed by the Business Manager or its related parties in performing services for the Company except that we will not reimburse either our Business Manager or Real Estate Managers for any compensation paid to individuals who also serve as our executive officers, or the executive officers of our Business Manager or its affiliates or our Real Estate Managers; provided that, for these purposes, the secretaries of our company and the Business

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Notes To Consolidated Financial Statements

December 31, 2009 and 2008

Manager will not be considered “executive officers.”  These costs were recorded in general and administrative expenses in the consolidated statements of operations.  The Company expects to pay additional types of compensation to affiliates of IREIC, including the Business Manager and our Real Estate Managers and their respective affiliates; however, we did not pay any other compensation for the year ended December 31, 2009.

As of December 31, 2009, the Company had deposited cash of $502,955 in Inland Bank and Trust, a subsidiary of Inland Bancorp, Inc., an affiliate of The Inland Real Estate Group, Inc.

 (7) Income Taxes

The Company is qualified and has elected to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, for federal income tax purposes commencing with the tax year ending December 31, 2009.  Since the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal income tax on taxable income that is distributed to stockholders.  A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distributes at least 90% of its REIT taxable income (subject to certain adjustments) to its stockholders.  If the Company fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, the Company will be subject to federal (including any applicable alternative minimum tax) and state income tax on its taxable income at regular corporate tax rates.  Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income, property or net worth and federal income and excise taxes on its undistributed income.

As of December 31, 2009 and 2008, the Company had a deferred tax asset of $27,652 related to organizational costs for which a full valuation allowance was recorded due to the uncertainty of realization given the Company’s intention to elect and to qualify to be taxed as a REIT commencing with the tax year ending December 31, 2009.

Distributions

For federal income tax purposes, distributions may consist of ordinary dividend income, qualifying dividends, return of capital, capital gains or a combination thereof.  Distributions to the extent of the Company’s current and accumulated earnings and profits for federal income tax purposes are taxable to the recipient as ordinary dividend income.  Distributions in excess of these earnings and profits will constitute a non-taxable return of capital rather than a dividend and will reduce the recipient’s basis in the shares to the extent thereof, and thereafter as taxable gain. Distributions in excess of earnings and profits have the effect of deferring taxation of the amount of the distribution until the sale of the stockholder’s shares.

The Company currently pays distributions based on daily record dates, payable monthly in arrears.  The distributions that the Company currently pays are equal to a daily amount equal to $0.00164384, which if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share.  During the year ended December 31, 2009, the Company declared cash distributions, which are paid monthly to stockholders, totaling $212,414, or $.60 per share on an annualized basis.  For federal income tax purposes for the year ended December 31, 2009, 100% of the distributions constituted a return of capital.

(8)  Earnings (loss) per Share

Basic earnings (loss) per share (“EPS”) are computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period (the “common shares”).  Diluted EPS is computed by dividing net income (loss) by the common shares plus potential common shares issuable upon exercising options or other contracts.  As of December 31, 2009 and 2008, the Company did not have any dilutive common share equivalents outstanding.

The basic and diluted weighted average number of common shares outstanding was 367,888 and 20,000 for the year

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Notes To Consolidated Financial Statements

December 31, 2009 and 2008

ended December 31, 2009 and the period from June 30, 2008 (inception) to December 31, 2008, respectively.

(9)  Segment Reporting

The Company currently has one retail business segment and accordingly did not report any other segment disclosures for 2009.

Concentration of credit risk with respect to accounts receivable currently exists due to the small number of tenants currently comprising the Company’s rental revenue.  Shaw’s Grocery Store accounted for 53% of consolidated rental revenues for the year ended December 31, 2009.  The concentration of revenues for this tenant increases the Company’s risk associated with nonpayment by this tenant.  In an effort to reduce risk, the Company performs ongoing credit evaluations of its larger tenants.

 (10)  Subsequent Events

The Company has evaluated events and transactions that have occurred subsequent to December 31, 2009 for potential recognition and disclosure in these financial statements.

On December 9, 2009, January 13, 2010, February 10, 2010 and March 10, 2010, our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on January 1, 2010 through the close of business on April 30, 2010.  Distributions were declared in a daily amount equal to $0.00164384 per share, which if paid each day for a 365-year period, would equate to a 6.0% annualized rate based on a purchase price of $10.00 per share.  Distributions were and will continue to be paid monthly in arrears, as follows:

•

On January 4, 2010, total distributions declared for the month of December 2009 were paid in the amount equal to $116,379, of which $37,690 was paid in cash and $78,689 was reinvested through the Company’s DRP for an additional 8,283 shares of common stock.

•

On February 1, 2010, total distributions declared for the month of January 2010 were paid in the amount equal to $183,700, of which $57,721 was paid in cash and $125,979 was reinvested through the Company’s DRP for an additional 13,261 shares of common stock.

•

On March 3, 2010, total distributions declared for the month of February 2010 were paid in the amount equal to $231,568, of which $76,130 was paid in cash and $155,438 was reinvested through the Company’s DRP for an additional 16,362 shares of common stock.

•

Distributions declared for the month of March 2010 will be paid no later than April 5, 2010.

•

Distributions declared for the month of April 2010 will be paid no later than May 7, 2010.

The Company did not use any of the net proceeds from our current Offering to fund these distributions.  The monies needed to pay distributions declared for December, January and February were funded from capital contributions from our Sponsor.  Our Sponsor has not received, and will not receive, any additional shares of our common stock for making any of these contributions.  Our Sponsor previously invested $200,000 at the time of our formation. The Company did not use any of this initial $200,000 contribution to fund these distributions. There is no assurance that our Sponsor will continue to contribute monies to fund future distributions.  The amount and timing of distributions may vary.  See Note 6 for further discussion of sponsor contributions used to fund distributions.

On February 11, 2010, the Company placed on deposit an additional $15,000,000 in a previously established money

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Notes To Consolidated Financial Statements

December 31, 2009 and 2008

market account maintained at a bank which is partially owned by parties affiliated with the Sponsor.

On February 11, 2010, Inland Diversified Merrimack Village, L.L.C., a wholly owned subsidiary of the Company and the owner of Merrimack Village Center, entered into a loan with Delta Community Credit Union for approximately $5.4 million, secured by Merrimack Village Center.  The loan requires us to pay interest only at an annual rate of 6.5% for the first twenty-four months of the loan term and then requires monthly payments of principal and interest, based on a thirty year amortization schedule until maturity on March 1, 2015.

On February 18, 2010, the Company acquired, through its wholly owned subsidiary, Inland Diversified Kissimmee Pleasant Hill, L.L.C., a fee simple interest in a 70,642 square foot grocery-anchored retail center known as Pleasant Hill Commons, located in Kissimmee, Florida.  The Company purchased the property from an unaffiliated third party for a gross purchase price of approximately $12.4 million in cash.  We used proceeds from the Offering to fund this acquisition.

The following condensed pro forma financial information is presented as if the acquisition of Pleasant Hill Commons had been consummated as of January 1, 2009 for the pro forma year ended December 31, 2009 and June 30, 2008 for the pro forma period June 30, 2008 (inception) through December 31, 2008.  The pro forma financial information below includes the pro forma information of Merrimack Village Center as presented in Note 3 to the consolidated financial statements.  The following condensed pro forma financial information is not necessarily indicative of what actual results of operations of the Company would have been assuming the acquisition had been consummated at the beginning of January 1, 2009 for the pro forma year ended December 31, 2009 and June 30, 2008 for the pro forma period June 30, 2008 (inception) through December 31, 2008, nor does it purport to represent the results of operations for future periods.  Depreciation and amortization pro forma adjustments are based on preliminary purchase price allocations and are subject to change.

	For the Year Ended December 31, 2009

	As Adjusted from Note 3	Pleasant Hill Commons	As Adjusted

Total income	$1,373,880	1,425,916	2,799,796

Net income (loss)	$(218,335)	676,917	458,582

	For the Period June 30, 2008 (inception) through December 31, 2008

	As Adjusted from Note 3	Pleasant Hill Commons	As Adjusted

Total income	$661,749	342,650	1,004,399

Net income (loss)	$(10,162)	(26,174)	(36,336)

As of March 25, 2010, the Company has raised total equity, net of commissions, marketing contribution, and due diligence expense reimbursements, the majority of which are reallowed to third party soliciting dealers, of approximately $60.3 million and has issued approximately 6.7 million shares of common stock from the Offering.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Notes To Consolidated Financial Statements

December 31, 2009 and 2008

(11) Quarterly Supplemental Financial Information (unaudited)

The following represents the results of operations, for each quarterly period, during 2009 and 2008.

	2009
	Dec. 31	Sept. 30	June 30	March 31

Total income	$99,198	3	78	-

Net loss	(193,646)	(44,347)	(53,373)	(5,567)

Net loss per common share, basic and diluted (1)	(.14)	(1.55)	(2.67)	(.28)

Weighted average number of common shares outstanding, basic and diluted (1)	1,391,602	28,604	20,000	20,000

	2008
	Dec. 31	Sept. 30	June 30	March 31

Total income	$-	-	N/A	N/A

Net loss	(65,384)	(4,190)	N/A	N/A

Net loss per common share, basic and diluted (1)	(3.27)	(.21)	N/A	N/A

Weighted average number of common shares outstanding, basic and diluted (1)	20,000	20,000	N/A	N/A

(1)

 Quarterly income per common share amounts may not total the annual amounts due to rounding and the changes in the number of weighted common shares outstanding.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Schedule III
Real Estate and Accumulated Depreciation

December 31, 2009

		Initial Cost (A)			Gross amount at which carried at end of period (B)
	Encumbrance	Land	Buildings and Improvements	Adjustments to Basis (C)	Land and Improvements	Buildings and Improvements	Total (D)	Accumulated Depreciation (E ,F)	Date of Completion of Construction or Acquisition
Retail
MERRIMACK VILLAGE CENTER	-	2,500,000	5,654,068	-	2,500,000	5,654,068	8,154,068	16,714	2009
Merrimack, NH

TOTAL:	-	2,500,000	5,654,068	-	2,500,000	5,654,058	8,154,068	16,714

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
(A Maryland Corporation)

Schedule III (continued)
Real Estate and Accumulated Depreciation

December 31, 2009

Notes:

(A)

The initial cost to the Company represents the original purchase price of the property, including amounts incurred subsequent to acquisition which were contemplated at the time the property was acquired.

(B)

The aggregate cost of real estate owned at December 31, 2009 for Federal income tax purposes was approximately $9,725,000 (unaudited).

(C)

Cost capitalized subsequent to acquisition includes payments under master lease agreements as well as additional tangible costs associated with investment properties, including any earn-out of tenant space.

(D)

Reconciliation of real estate owned:

2009

Balance at January 1,	$-
Acquisitions and capital improvements	9,696,520
Intangible assets	(2,054,140)
Intangible liabilities	511,688

Balance at December 31,	$8,154,068

(E)

Reconciliation of accumulated depreciation:

Balance at January 1,	$-
Depreciation expense	16,714

Balance at December 31,	$16,714

(F)

Depreciation is computed based upon the following estimated lives:

Buildings and improvements	30 years
Tenant improvements	Life of the lease

APPENDIX A - PRIOR PERFORMANCE TABLES

The following updates the discussion contained in the section of our prospectus captioned “Appendix A – Prior Performance Tables,” which begins on page A-1.

The following prior performance tables contain information concerning real estate programs sponsored by IREIC.  This information has been summarized in narrative form under “Prior Performance of IREIC Affiliates” in the prospectus.  The tables provide information on the performance of a number of programs.  You can use the information to evaluate the experience of IREIC and its affiliates.  The inclusion of these tables does not imply that we will make investments comparable to those reflected in the tables or that investors in our shares will experience returns comparable to those experienced in the programs referred to in these tables.  If you purchase our shares, you will not acquire any ownership in any of the programs to which these tables relate.  The tables consist of:

Table I	Experience in Raising and Investing Funds
Table II	Compensation to IREIC and Affiliates
Table III	Operating Results of Prior Programs
Table IV	Results of Completed Programs
Table V	Sales or Disposals of Properties
Table VI*	Acquisition of Properties by Programs
____________
* Prospective investors may obtain copies of Table VI by contacting our Business Manager, Inland Diversified Business Manager & Advisor, Inc.

Table VI is included in Part II to Form S-11 Registration Statement, as amended, that we filed with the Securities and Exchange Commission.  Upon written request to us or our Business Manager, any prospective investor may obtain, without charge, a copy of Table VI.  See also “Where You Can Find More Information” for information on examining at offices of, or obtaining copies from, the SEC.  Upon written request, any potential investor may obtain, without charge, the most recent annual report on Form 10-K filed with the SEC by any public program sponsored by any of the affiliated companies described below that has reported to the SEC within the last twenty-four months.  For a reasonable fee, these affiliated companies will provide copies of any exhibits to such annual reports upon request.

Our investment objectives are to: (i) preserve stockholders’ capital; (ii) invest in real estate assets that produce attractive current yield and long-term risk-adjusted returns to our stockholders; and (iii) generate sustainable and predictable cash flow from our operations to distribute to our stockholders.  The following programs have investment objectives similar to ours in that we all seek to provide regular distributions to stockholders, provide a hedge against inflation and preserve stockholders’ capital.  Inland American Real Estate Trust, Inc., or “Inland American,” is a REIT that was formed primary to invest in several segments of real estate properties including operating companies that own real estate. Inland Western Retail Real Estate Trust, Inc., or “Inland Western”, Inland Retail Real Estate Trust, Inc., or “IRRETI,” and Inland Real Estate Corporation, or “IRC,” are REITs formed primarily to invest in multi-tenant shopping centers, and Inland Monthly Income Fund, L.P. and Inland Monthly Income Fund II, L.P. are public real estate limited partnerships formed primarily to acquire, operate and sell existing residential and commercial real properties.  Inland Mortgage Investors Fund, L.P., Inland Mortgage Investors Fund-II, L.P. and Inland Mortgage Investors Fund III, L.P. were public real estate limited partnerships formed primarily to make or acquire loans secured by mortgages on improved, income producing multifamily residential properties.  The real estate exchange private placements offered by Inland Real Estate Exchange Corporation, referred to as the “1031 Exchange Programs,” are designed to provide replacement properties for persons wishing to complete an IRS Section 1031 real estate exchange.  Thus, these 1031 Exchange Programs do not have investment objectives similar to ours.  However, these 1031 Exchange Programs have owned real estate assets similar to those that we may seek to acquire, including industrial buildings, shopping centers, office buildings and other retail buildings.

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS

(000’s omitted)

This Table sets forth a summary of the experience of the IREIC-sponsored prior real estate programs that have closed offerings since January 1, 2007 and that have similar or identical investment objectives to us.  Information is provided with regard to the manner in which the proceeds of the offerings have been applied.  Also set forth is information pertaining to the timing and length of these offerings and the time period over which the proceeds have been invested in the properties.  All figures are as of December 31, 2009.

	Inland American Real Estate Trust, Inc.		1031 Exchange Programs

Number of programs:	1 Program	%	40 Programs	%

Dollar amount offered	$10,000,000 (A)		510,117
Dollar amount raised	8,224,483(B)	100.0	508,941	99.7
Less offering expenses:
Syndication fees (C)	788,272	9.6	37,083	7.3
Other fees (D)	40,162	0.5	62,523	12.0
Organizational fees	0		4,501	0.9
Reserves (E)	0	0.0	12,191	2.4

Available for investment	$7,396,049	89.9	392,652	77.1

Acquisition costs:
Cash down payments	$5,005,323	60.6	392,652	77.1
Repayment of indebtedness	606,247	2.1	0	0.0
Temporary cash investments	466,389	10.0	0	0.0
Investment in unconsolidated entities	903,585	11.0	0	0.0
Investment in securities	414,505	6.2	0	0.0
Total acquisition costs	$7,396,049	89.9	392,652	77.1

Percent leverage	45%		54.5%
Date offerings commenced	(F)		2005-2009
Length of offering	(F)		10 months
Months to invest 90% of amount available for investment (measured from beginning of offering)	(F)		10 months

TABLE I-(continued)

EXPERIENCE IN RAISING AND INVESTING FUNDS (A)

NOTES TO TABLE I

(A)

This amount reflects the aggregate amount offered on a “best efforts” basis in the program’s initial and follow-on public offerings.  The amount does not reflect shares offered for distribution to stockholders participating in Inland American’s distribution reinvestment plan.

(B)

These figures are cumulative and are as of December 31, 2009.  The dollar amount raised represents the cash proceeds collected by the program, including shares sold pursuant to its distribution reinvestment program and net of shares repurchased pursuant to its share repurchase program.

(C)

Syndication fees are paid by the program to an affiliate of our sponsor, Inland Securities Corporation, or unaffiliated third parties’ commissions for the sale of shares.  All of these syndication fees were used to pay commissions and other expenses of the offerings.

(D)

Other fees are paid by the program to unaffiliated parties and consist principally of printing, selling and registration costs related to the offering.

(E)

Generally, a working capital reserve is established to fund property upgrades and future cash flow deficits, if any, among other things.

(F)

In August 2005, the program commenced an initial public offering, on a best effort basis, of 500,000,000 shares of common stock at $10.00 per share.  In August 2007, the program commenced an offering of an additional 500,000,000 shares at $10.00 per share, on a best efforts basis.  As of December 31, 2009, 100% of the proceeds available for investment from the initial best efforts offering and 100% of the proceeds available from the follow-on best efforts offering were invested.  The temporary cash investments were funded from proceeds of our distribution reinvestment program.

TABLE II

COMPENSATION TO IREIC AND AFFILIATES (A)
(000’s omitted)

This Table sets forth the compensation received by IREIC and its affiliates including compensation paid out of offering proceeds and compensation paid in connection with the ongoing operations, for IREIC-sponsored prior real estate programs that have closed offerings since January 1, 2007 and that have similar or identical investment objectives to us.  All figures are as of December 31, 2009.

	Inland American Real Estate Trust, Inc.	1031 Exchange Programs (86 Programs)

Date offering commenced	08/31/2005(B)	2003-2009
Dollar amount raised	$8,224,483	897,175

Total amounts paid to general partner or affiliates from proceeds of offerings:
Selling commissions and underwriting fees	763,000(C)	56,199(C)
Other offering expenses (D)	25,272	8,851
Mortgage brokerage fees	9,638	3,985
Acquisition cost and expense	65,058(E)	162,503(E)

Dollar amount of cash available from operations before deducting payments to general partner or affiliates	1,261,861	154,679

Amounts paid to general partner or affiliates related to operations:
Property management fees (F)	67,303	11,213
Advisor asset management fee	68,900	5,899
Accounting services	0	0
Data processing service	0	0
Legal services	0	121
Professional services	0	0
Mortgage servicing fees	1,047	1,098
Investment advisor fees	7,711	0
Acquisition costs expensed	4,589	0
Other administrative services	18,114

Dollar amount of property sales and refinancings before payments to general partner and affiliates (G):
Cash	1,634	32,627
Notes	0	0

Dollar amounts paid or payable to general partner or affiliates from sales and refinancings:
Sales commissions	0	1,134
Mortgage brokerage or refinancing fees	374	180
Participation in cash distributions	0	0

TABLE II-(continued)

COMPENSATION TO IREIC AND AFFILIATES (A)

NOTES TO TABLE II

(A)

The figures in this Table II relating to proceeds of the offerings are cumulative and are as of December 31, 2009 and the figures relating to cash available from operations are for the three years ending December 31, 2009.  The dollar amount raised represents the cash proceeds collected by the partnerships or program.  Amounts paid or payable to IREIC or affiliates from proceeds of the offerings represent payments made or to be made to IREIC and affiliates from investor capital contributions.

(B)

Inland American completed its initial public offering on July 31, 2007 and commenced its follow-on offering on August 1, 2007.  Information in this Table reflects compensation paid in respect of both offerings.

(C)

The selling commissions paid to an affiliate include amounts which were in turn paid to third party soliciting dealers.

(D)

Consists of legal, accounting, printing and other offering expenses, including amounts to be paid to Inland Securities Corporation to be used as incentive compensation to its regional marketing representatives and amounts for reimbursement of the general partner for marketing, salaries and direct expenses of its employees while directly engaged in registering and marketing the securities and other marketing and organization expenses.

(E)

Represents acquisition fees paid to IREIC and its affiliates in connection with the acquisition of properties.

(F)

An affiliate provides property management services for all properties, exclusive of lodging properties, acquired by the partnerships or program.  Management fees have not exceeded 4.5% of the gross receipts from the properties managed.

(G)

See Table V and Notes thereto regarding sales and disposals of properties.

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS

This Table sets forth the annual operating results of IREIC-sponsored prior real estate programs that have closed offerings since January 1, 2005 and that have similar or identical investment objectives to us.  All results are through December 31, 2009.  The operating results consist of:

•

The components of taxable income (loss);

•

Taxable income or loss from operations and property sales;

•

Cash available and source, before and after cash distributions to investors; and

•

Tax and distribution data per $1,000 invested.

Based on the following termination dates of the public, “best efforts” offerings by these entities, only Inland American, Inland Western and the eighty-four 1031 Exchange Programs are included in this Table.

•

Inland Monthly Income Fund, L.P. – offering terminated in 1988

•

Inland Monthly Income Fund II, L.P. – offering terminated in 1990

•

Inland Mortgage Investors Fund, L.P. – offering terminated in 1987

•

Inland Mortgage Investors Fund II, L.P. – offering terminated in 1988

•

Inland Mortgage Investors Fund III, L.P. – offering terminated in 1991

•

Inland Real Estate Corporation – offering terminated in 1998

•

Inland Retail Real Estate Trust, Inc. – offering terminated in 2003

•

Inland Western Retail Real Estate Trust, Inc. – offering terminated in 2005

•

Inland American Real Estate Trust, Inc. – offering terminated in 2009

TABLE III-(continued)

OPERATING RESULTS OF PRIOR PROGRAMS
(000’s omitted, except for amounts presented per $1,000 invested)

Inland American Retail Real Estate Trust Inc. (A)

	2009	2008	2007	2006	2005

Gross revenues	$1,130,148	1,050,738	478,736	123,202	6,668
Profit on sale of properties	0	0	0	0	0
Other income (expenses)	(154,434)	(296,012)	62,630	2,732	(1,001)

Less:
Operating expenses (B)	641,366	514,703	174,755	32,791	987
Interest expense	254,308	231,822	108,060	31,553	1,412
Program expenses (C)	82,499	52,587	28,466	10,013	1,266
Depreciation & amortization	395,501	320,792	174,163	49,681	3,459

Net income (loss)-GAAP basis	$(397,960)	(365,178)	55,922	1,896	(1,457)

Taxable income (loss) (A)	$0	0	0	0	0

Cash available (deficiency) from operations	369,031	384,365	263,420	65,883	11,498

Cash available from investing
Payments under master leases (E)	0	484	576	245	6
Distributions from unconsolidated entities	32,081	41,704	0	0	0

Cash available from financing:
Principal amortization of debt	(6,708)	(3,375)	(929)	(794)	0
Advances from (repayment to) sponsor	0	0	0	(3,081)	2,709

Total cash available before distributions and special items	394,404	423,178	263,067	62,253	14,213

Less distributions paid to investors:
From operations, financing and investing (excluding sales)	411,797	405,925	222,697	33,394	123
From sales	0	0	0	0	0

Cash available (deficit) after distributions before special items (F)	(17,393)	17,253	40,370	28,859	14,090

Special items		0	0	0	0
Cash available (deficit) after distributions and special items (F)	$(17,393)	17,253	40,370	28,859	14,090

Available cash used to partially fund distributions (F)
Excess cash available from prior years	0	0	0	0	0
Cash from financing activities	0	0	0	0	0
Total available cash used to partially fund distributions	$0	0	0	0	0

TABLE III-(continued)

OPERATING RESULTS OF PRIOR PROGRAMS
(000’s omitted, except for amounts presented per $1,000 invested)

Inland American Retail Real Estate Trust Inc. (A)

	2009	2008	2007	2006	2005

Tax data per $1,000 invested (A)	0	0	0	0	0

Distribution data per $1,000 invested:	0	0	0	0	0

Cash distributions to investors:
Source (on GAAP basis):
Investment income	50	62	61	60	13
Source (on cash basis):
Sales	0	0	0	0	0
Financing	5	3	0	0	0
Operations (G)	45	59	61	60	13

Percent of properties remaining unsold	100%	100%	100%	100%	100%

TABLE III-(continued)

OPERATING RESULTS OF PRIOR PROGRAMS
(000’s omitted, except for amounts presented per $1,000 invested)

Inland Western Retail Real Estate Trust Inc. (A)

	2009	2008	2007	2006	2005

Gross revenues	$669,310	716,211	704,594	654,720	478,340
Profit on sale of properties (H)	19,689	5,737	40,915	3,834	3,325
Other income (expenses)	(5,186)	(538,768)	32,001	57,146	25,800

Less:
Operating expenses (B)	285,596	376,375	242,479	193,800	132,469
Interest expense	237,684	213,716	205,667	204,766	127,597
Program expenses (C)	24,846	22,871	41,883	54,706	31,663
Depreciation & amortization	251,096	253,431	244,447	232,460	171,836

Net income (loss)-GAAP basis	$(115,409)	(683,213)	43,034	29,968	43,900

Taxable income (loss) (A)	$0	0	0	0	0

Cash available (deficiency) from operations	249,837	309,351	318,641	296,578	201,857

Cash available from investing
Payments under master leases (E)	1,231	3,067	4,790	7,659	6,805

Cash available from financing:
Principal amortization of debt	(5,428)	(2,560)	(2,422)	(2,298)	(1,416)
Advances from (repayment to) sponsor	-	-	-	-	(3,523)

Total cash available before distributions and special items	245,640	309,858	321,009	301,939	203,723

Less distributions paid to investors:
From operations, financing and investing (excluding sales)	84,953	309,192	290,551	283,769	211,327
From sales	0	0	0	0	0
	84,953	309,192	290,551	283,769	211,327

Cash available (deficit) after distributions before special items (F)	160,687	666	30,458	18,170	(7,604)

Special items	0	0	0	0	0
Cash available (deficit) after distributions and special items (F)	$160,687	666	30,458	18,170	(7,604)

Available cash used to partially fund distributions (F)
Excess cash available from prior years	0	0	0	0	7,604
Cash from financing activities	0	0	0	0	0

TABLE III-(continued)

OPERATING RESULTS OF PRIOR PROGRAMS
(000’s omitted, except for amounts presented per $1,000 invested)

Inland Western Retail Real Estate Trust Inc. (A)

	2009	2008	2007	2006	2005

Total available cash used to partially fund distributions	$0	0	0	0	7,604

Tax data per $1,000 invested (A)	0	0	0	0	0

Distribution data per $1,000 invested:

Cash distributions to investors:
Source (on GAAP basis):
Investment income	18	64	64	64	64
Source (on cash basis):
Sales	0	0	0	0	0
Operations (G)	18	64	64	64	64

Percent of properties remaining unsold	100%	100%	100%	100%	100%

TABLE III-(continued)

OPERATING RESULTS OF PRIOR PROGRAMS
(000’s omitted, except for amounts presented per $1,000 invested)

1031 Exchange Programs (84 Programs)

	2009	2008	2007	2006	2005

Number of programs	80	78	61	48	43
Gross revenues	$135,578	118,378	84,114	54,221	42,866
Profit on sale of properties	0	18,542	6,493	0	5,554

Less:
Operating expenses (B)	21,755	19,703	16,014	9,652	7,471
Interest expense	49,947	42,536	29,160	16,681	13,351
Program expenses (C)	3,276	2,823	2,259	2,595	1,521
Depreciation & amortization (D)	0	0	0	0	0

Net income	$60,599	71,857	43,174	25,293	26,067

Taxable income (loss) (D)	0	0	0	0	0

Cash available from operations	60,599	53,316	35,871	25,293	26,067
Cash available from sales	0	18,570	7,993	5,670	10,604
Cash available from financing	0	0	0	0	0
Principal payment of debt amortization	(744)	0	(39)	(64)	(70)

Total cash available before distributions and special items	59,856	71,857	44,635	30,899	36,601

Less distributions to investors:
From operations, financing and investing (excluding sales)	57,237	50,199	35,871	24,782	19,734
From sales	0	18,542	7,993	5,670	10,604
	57,237	68,740	43,864	30,452	30,338

Cash available after distributions before special items	2,619	3,146	770	467	6,263

Special items	0	0	0	0	0
Cash available after distributions and special items	$2,619	3,146	770	467	6,263

Tax data per $1,000 invested (D)	0	0	0	0	0

Distribution data per $1,000 invested:

Cash distributions to investors:
Source (on GAAP basis):
Investment income	0	0	0	0	0
Source (on cash basis):
Sales	0	1,854	1,172	311	1,157
Operations	68	71	82	79	77

Percent of properties remaining unsold	100%	100%	100%	100%	100%

TABLE III-(continued)

OPERATING RESULTS OF PRIOR PROGRAMS

NOTES TO TABLE III

(A)

Inland American and Inland Western qualified as REITs under the Internal Revenue Code for federal income tax purposes.  Since each program qualified for taxation as a REIT, it generally will not be subject to federal income tax to the extent it distributes its REIT taxable income to its stockholders.  If Inland American or Inland Western fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate tax rates.  However, even if the program qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income, property or its net worth and federal income and excise taxes on its undistributed income.

(B)

Operating expenses include property operating expenses such as real estate tax expense, insurance expense, property management fees, utilities, repairs, maintenance and any provisions for asset impairment.

(C)

Program expenses include advisor fees and general and administrative costs such as salaries, audit and tax services, D&O insurance, printing and postage.

(D)

For the 1031 Exchange Programs, depreciation and amortization and tax data are calculated by each individual investor based on their individual basis.

(E)

From time to time, Inland American or Inland Western may acquire a property that includes one or more unleased premises.  In certain cases, Inland American or Inland Western may enter into a master lease agreement with the seller of the property with respect to these unleased premises.  These master lease agreements provide for payments to be made to the program and are designed to offset lost rent and common area maintenance (or CAM) expenses paid by the program with respect to the unleased premises.  Payments are made from an escrow account established at the time of closing and may continue for a period of up to three years following the closing date as certain re-leasing conditions are satisfied.  These escrow payments are recorded as a reduction in the purchase price of the property rather than as rental, or operating, income.

(F)

In any year in which distributions to investors exceeded total cash available before distributions and special items, Inland American and Inland Western partially funded the distributions in that year with excess cash available from prior years or cash provided from financing activities.

(G)

Distributions by a REIT to the extent of its current and accumulated earnings and profits for federal income tax purposes are taxable to stockholders as ordinary income.  Distributions in excess of these earnings and profits generally are treated as a non-taxable reduction of the stockholder’s basis in the shares to the extent thereof, and thereafter as taxable gain (a return of capital).  These distributions in excess of earnings and profits will have the effect of deferring taxation of the amount of the distribution until the sale of the stockholder’s shares.

TABLE III-(continued)

OPERATING RESULTS OF PRIOR PROGRAMS

NOTES TO TABLE III

Inland American Real Estate Trust, Inc.

	2009	2008	2007	2006	2005
% of Distribution Representing:
Ordinary income	28.00	52.00	63.00	50.00	0.00
Return of capital	72.00	48.00	37.00	50.00	100.00
	100.00	100.00	100.00	100.00	100.00

Inland Western Retail Real Estate Trust, Inc.

	2009	2008	2007	2006	2005
% of Distribution Representing:
Ordinary income	54.00	37.00	49.00	45.00	54.00
Return of capital	46.00	63.00	51.00	55.00	46.00
	100.00	100.00	100.00	100.00	100.00

(H)

Profit on sale of properties consists of operations for four properties sold in 2007 and eight properties sold in 2009.  These amounts are accounted for as discontinued operations for all periods presented in compliance with GAAP.

TABLE IV

RESULTS OF COMPLETED PROGRAMS

(000’s omitted, except for amounts presented per $1,000 invested)

This Table sets forth summary information on the results of IREIC-sponsored prior real estate programs that have completed operations since January 1, 2005 and that have similar or identical investment objectives to us.  All figures are through December 31, 2009.

Program Name	Monthly Income Fund I	Monthly Income Fund II	Landings of Sarasota	Market Day	Taunton Circuit	Bell Plaza	Fleet Office Building	Inland Retail Real Estate Trust Inc.
Dollar amount raised	$30,000	$25,324	$ 4,000	$3,788	$ 3,750	$ 890	$10,000	$2,371,012
Number of properties purchased	Seven	Five	One	One	One	One	One	287
Date of closing of offering	8/88	4/90	07/02	03/06	09/02	11/02	01/04	08/03
Date of first sale of property	7/94	1/91	07/05	05/07	07/07	07/07	01/08	02/07
Date of final sale of property	4/05	9/05	07/05	05/07	07/07	07/07	01/08	02/07

Tax and distribution data per $1,000 invested:
Federal income tax results:
Ordinary income (loss):
Operations	625	680	(A)	(A)	(A)	(A)	(A)	(C)
Recapture	0	0	(A)	(A)	(A)	(A)	(A)	(C)
Capital gain	514	59	(B)	(B)	(B)	(B)	(B)	(C)

Deferred gain:
Capital	0	0	(B)	(B)	(B)	(B)	(B)	(C)
Ordinary	0	0	(B)	(B)	(B)	(B)	(B)	(C)

Cash distributions to investors (cash basis):
Source (GAAP basis) (D)
Sales	862	681	7,715	4,550	949	969	18,542	(C)
Operations	1,209	1,043	1,279	419	593	722	3,224	(C)

(A)

For the 1031 Exchange Programs, depreciation and amortization and tax data are calculated by each individual investor based on their individual basis.

(B)

For tax purposes, this sale qualified as part of a tax-deferred exchange.  As a result, no taxable gain will be recognized until the replacement property is disposed of in a subsequent taxable transaction.

(C)

Distributions from 1999 through September 30, 2008 totaled approximately $845.4 million.  Based on Form 1099s filed by IRRETI during that period, tax and distribution data per $1,000 invested totaled: $369 in ordinary income, $267 in return of capital and $2.0 in capital gain.

TABLE IV -(continued)

RESULTS OF COMPLETED PROGRAMS

(000’s omitted, except for amounts presented per $1,000 invested)

On February 27, 2007, IRRETI and Developers Diversified Realty Corporation (“DDR”) consummated the transactions contemplated by the Agreement and Plan of Merger, dated October 20, 2006, among DDR, a subsidiary of the DDR and IRRETI. Pursuant to the agreement, DDR acquired IRRETI for a total merger consideration of $14.00 per share plus accrued but unpaid dividends for the month of February in cash, prorated in accordance with the agreement. DDR elected to pay the merger consideration to the IRRETI stockholders through combination of $12.50 in cash and $1.50 in common shares of DDR, which equates to a 0.021569 common share of DDR. The transaction has a total enterprise value of approximately $6.2 billion. No financial reports for IRRETI for the year ended December 31, 2006 were issued and, as a result of the acquisition by DDR, no further information regarding IRRETI is available.

(D)

The Landings of Sarasota, Market Day, Taunton Circuit and Bell Plaza, as 1031 exchange programs, are not required to prepare their financial statements in conformity with GAAP, and accordingly, maintain their books on a cash basis.  Therefore, the source of distributions is presented on a cash basis for these five entities.

TABLE V

SALES OR DISPOSALS OF PROPERTIES

This Table sets forth summary information on the results of the sale or disposals of properties since January 1, 2007 by IREIC-sponsored prior real estate programs that have similar or identical investment objectives to us.  All figures are through December 31, 2009.  The Table provides certain information to evaluate property performance over the holding period such as:

•

Sales proceeds received by the partnerships in the form of cash down payments at the time of sale after expenses of sale and secured notes received at sale;

•

Cash invested in properties;

•

Cash flow (deficiency) generated by the property;

•

Taxable gain (ordinary and total); and

•

Terms of notes received at sale.

TABLE V-(continued)

SALES OR DISPOSALS OF PROPERTIES (A)
(000’s omitted)

	Date Acquired	Date of Sale	Cash Received net of Closing Costs (B)	Selling Commiss-ions Paid or Payable to Inland	Mortgage at Time of Sale	Total	Original Mortgage Financing	Partnership Capital Invested (C)	Total	Excess (deficiency) of property operating cash receipts over cash expenditures (D)	Total Taxable Gain (loss) from Sale	Ordinary Income from Sale	Capital Gain (loss)

Inland American Real Estate Trust, Inc.
Faulkner Road (I)	01/07	12/08	1,284	0	25,636	26,920	0	26,920	26,920	3,407	(3,386)	0	(3,386)
SunTrust II – Cedartown	12/07	12/08	350	0	500	850	0	850	850	32	91	0	91

Inland Real Estate Corporation
Springhill Fashion Center	11/96	05/07	1,060	0	7,900	8,960	0	8,960	8,960	238	0(E)	0	0
Maple Plaza	01/98	12/07	2,300	0	1,582	3,882	0	3,882	3,882	179	1,283	0	1,283
Walgreens – Decatur	01/95	02/08	282	0	0	282	0	282	282	80	(531)	0	(46)
Terramere Plaza	12/97	02/08	2,510	0	2,202	4,712	0	4,712	4,712	(94)	630	0	876
Wilson Plaza	12/97	04/08	1,596	0	0	1,596	0	1,596	1,596	11	533	0	606
High Point Center	04/98	09/08	6,474	0	0	6,474	0	6,474	6,474	(711)	(1,552)	0	(16)
Winsner-Milwaukee Plaza	04/98	01/09	3,679	0	0	3,679	0	3,679	3,679	48	(138)	0	(138)
Western-Howard Plaza	04/98	02/09	1,709	0	0	1,709	0	1,709	1,709	(8)	(151)	0	(151)
Montgomery Plaza	09/95	04/09	193	0	0	193	0	193	193	(71)	(232)	0	(232)
Lake Park Plaza (partial)	02/98	04/09	1,618	0	0	1,618	0	1,618	1,618	0	(2,103)	0	(2,103)

Inland Real Estate Exchange Corporation
Market Day	03/06	05/07	8,348	85	3,713	4,550	3,713	3,788	7,500	448	(F)	(F)	(F)
Taunton Circuit	09/02	07/07	7,764	265	2,800	4,699	2,800	3,750	6,550	1,112	(F)	(F)	(F)
Bell Plaza	11/02	07/07	4,109	0	3,140	969	3,140	890	4,030	539	(F)	(F)	(F)
Fleet Office Building	09/03	01/08	31,442	0	12,900	18,542	12,900	10,000	22,900	3,569	(F)	(F)	(F)

TABLE V-(continued)

SALES OR DISPOSALS OF PROPERTIES (A)
(000’s omitted)

	Date Acquired	Date of Sale	Cash Received net of Closing Costs (B)	Selling Commiss-ions Paid or Payable to Inland	Mortgage at Time of Sale	Net Selling Price	Original Mortgage Financing	Partnership Capital Invested (C)	Total	Excess (deficiency) of property operating cash receipts over cash expenditures (D)	Total Taxable Gain (loss) from Sale	Ordinary Income from Sale	Capital Gain (loss)

Inland Western Retail Real Estate Trust, Inc.
Sold
American Express-31st Ave.	12/04	11/07	27,684	-	31,860	59,544	31,860	27,684	59,544	1,787	(E)	(E)	(E)
American Express, Minneapolis, MN	12/04	11/07	37,339	-	56,050	93,389	56,050	37,339	93,389	3,138	(E)	(E)	(E)
American Express, Ft. Lauderdale, FL	12/04	11/07	34,393	-	37,170	71,563	37,170	34,393	71,563	1,882	(E)	(E)	(E)
American Express, Markham, Ontario, Canada	1/05	11/07	(4,958)	-	25,380	20,422	25,380	(4,958)	20,422	1,229	(E)	(E)	(E)
Larkspur Landing	1/04	1/09	31,123	-	33,630	64,753	33,630	31,123	64,753	(58)	8,578	-	8,578
American Express, Greensboro, NC	12/04	4/09	19,347	-	33,040	52,387	33,040	19,347	52,387	421	1,933	-	1,933
American Express, Salt Lake City, UT	12/04	4/09	15,225	-	30,149	45,374	30,149	15,225	45,374	234	1,002	-	1,002
Computer Shareholder Services	7/05	6/09	17,991	-	44,500	62,491	44,500	17,991	62,491	969	(130)	-	(130)
Walmart Jonesboro	8/04	10/09	3,086	-	6,089	9,175	6,089	3,086	9,175	291	(691)	-	(691)
Sprint Data Center	9/05	10/09	34,304	-	52,800	87,104	52,800	34,304	87,104	4,315	676	-	676
Harris Teeter	9/04	11/09	1,309	-	3,960	5,269	3,960	1,309	5,269	220	(1,170)	-	(1,170)
Publix Mountain Brook	4/05	12/09	1,561	-	4,384	5,945	4,384	1,561	5,945	118	(1,370)	-	(1,370)

Contributed to Joint Venture
Huebner Oaks Center	1/04	4/07	29,569	-	48,000	77,569	0	80,486	80,486	530	(H)	(H)	(H)
John’s Creek Village	6/04	4/07	22,365	-	23,300	45,665	0	42,866	42,866	356	(H)	(H)	(H)
Lincoln Park, Dallas, TX	9/04	4/07	21,093	-	26,153	47,246	0	47,287	47,287	458	(H)	(H)	(H)
Oswego Commons	11/04	4/07	17,367	-	19,262	36,629	19,262	15,816	35,078	495	(H)	(H)	(H)
The Commons at Royal Palm	5/05	4/07	11,218	-	14,144	25,362	14,472	10,254	24,726	232	(H)	(H)	(H)
Gardiner Manor Mall	7/05	4/07	29,005	-	36,300	65,305	38,484	26,743	65,227	225	(H)	(H)	(H)
Southlake Corners	10/06	4/07	16,661	-	20,625	37,286	0	37,546	37,546	191	(H)	(H)	(H)

TABLE V-(continued)

SALES OR DISPOSALS OF PROPERTIES

NOTES TO TABLE V

(A)

The table includes all sales of properties by the programs with investment objectives similar to ours during the three years ended December 31, 2009.  All sales have been made to parties unaffiliated with the partnerships.  None of the sales involved secured notes received at sale or adjustments resulting from the application of U.S. GAAP.

(B)

Consists of cash payments received from the buyers and the assumption of certain liabilities by the buyers at the date of sale, less expenses of sale.

(C)

Amounts represent the dollar amount raised from the offerings, less sales commissions and other offering expenses plus additional costs incurred on the development of the land parcels.

(D)

Represents “Cash Available (Deficiency) from Operations (including subsidies)” as adjusted for applicable “Fixed Asset Additions” through the year of sale.

(E)

For tax purposes, this sale qualified as part of a tax-deferred exchange.  As a result, no taxable gain will be recognized until the replacement property is disposed of in a subsequent taxable transaction.

(F)

For the 1031 Exchange Programs, depreciation and amortization and tax data are calculated by each individual investor based on their individual basis.

(G)

The Commonwealth of Massachusetts instituted an eminent domain proceeding to acquire the property for expansion of its courthouse. Upon the eminent domain taking by the Commonwealth of Massachusetts, Walgreens, the tenant, stopped making payments to the sole owner. The sole owner has retained legal counsel located in Massachusetts to negotiate and settle the proceeding.

(H)

Properties were contributed to a joint venture.  There was no taxable gain or loss recognized as a result of the transaction.

(I)

As part of the sale proceeds, Inland American received a lease termination fee income of approximately $15 million at closing, as of December 31, 2008.